ARS



Annual Report 2007

UCB United Community Bancorp


UCB
United
Community
Bancorp

Dear Fellow Shareholders:

Simply stated, a community bank is only as good as its people. By that standard, United Community Bank enjoyed an exceptional year in 2007. Of course, many other standards can be used to measure success in banking: improved earnings, return on equity, market share and geographic expansion, for example - we use these measures ourself. Yet these measures alone do not tell the whole story. The heart of our operation, indeed, its very lifeblood, has been and will continue to be our people – our employees, our board of directors, our management team and, of course, the customers we serve. With this in mind, it is my pleasure to present the 2007 Annual Report of United Community Bancorp and communicate some of our noteworthy achievements during 2007, our first full year as a public company.

Together, we set new goals, some of which we achieved in relatively short order; others, by their very nature, are part of a longer term strategy and require time to reach. We will continue to focus on these latter goals in fiscal year 2008 and beyond.

Together, we expanded our presence in our existing markets as we established a new presence westward and northward. During 2007, we opened a new branch in both Aurora and St. Leon, Indiana and we intend to open another new branch in Milan, Indiana in 2008.

Together, we continued to raise the profile of United Community Bank. Our planned growth in Aurora and St. Leon, our marketing programs to advertise our expanded products and services and our staff's efforts to serve as living examples of United Community Bank's commitment to the communities we serve enabled us to increase our visibility and enhance our reputation as the area's ultimate community bank.

Together, we achieved strong results in an increasingly challenging business environment. We grew all of our loan portfolios in a very competitive market, which further reduced our concentration of one- to four-family residential real estate loans as a percentage of our total loan portfolio. Our lending focus continues to emphasize the origination of non-residential real estate loans, consumer loans and multi-family residential loans. We grew our deposit portfolios in an equally competitive market and reduced our dependence on municipal deposits as a percentage of total deposits by increasing our retail deposits. Entering new markets with our branching strategy will further enhance these efforts.

It is an honor to lead such a fine group of talented, hard working and motivated employees. From the mailroom to the boardroom, our employees and directors are working to preserve your interests as shareholders.

I want to recognize and thank retired directors Henry Nanz, Frank Weismiller and William Gehring for their 38, 38 and 26 respective years of service on our board. In addition, I would like to recognize and remember Larry Miller, who passed away in 2006, for his 37 years of service as a director. The leadership of these gentlemen contributed significantly to where United Community Bank is today.

As we look forward to the year ahead, we know that the banking environment will remain challenging and competitive. At the same time, however, we believe the continuing implementation of our strategic plan – enhancing our operations, building on our core strengths and embracing the possibilities that come with a community bank focus – will help us, **together**, to deliver the performance that you expect and deserve.

Sincerely,

William F. Ritzmann
President and Chief Executive Officer

92 Walnut Street ■ Lawrenceburg, IN 47025 ■ 812-537-4822 ■ 1-800-474-7845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ________

Commission file number: **0-51800**

UNITED COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

United States	**36-4587081**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
92 Walnut Street, Lawrenceburg, Indiana	**47025**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(812) 537-4822**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**Nasdaq Global Market**
Title of Class	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES __ NO X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ___ NO X

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer _____ Accelerated Filer _____ Non-accelerated Filer X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ___ NO X

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of December 29, 2006 was $38,175,409. The number of shares outstanding of the registrant's common stock as of September 14, 2007 was 8,464,000, of which 4,655,200 shares were held by United Community MHC.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I — Page

Part II

Part III

Part IV

Note on Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on United Community Bancorp's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, the outcome of litigation, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Additional factors that may affect our results are discussed in this annual report on Form 10-K under "Item 1A. Risk Factors." The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business

United Community Bancorp. United Community Bancorp was organized as a federal corporation upon completion of United Community Bank's reorganization into the mutual holding company form of organization (the "Reorganization") on March 30, 2006. As a result of the Reorganization, United Community Bank became a wholly owned subsidiary of United Community Bancorp and United Community Bancorp became a majority-owned subsidiary of United Community MHC, a federally chartered mutual holding company. United Community Bancorp's business activities is the ownership of the outstanding capital stock of United Community Bank and management of the investment of offering proceeds retained from the Reorganization. United Community Bancorp neither owns nor leases any property, but instead, will use the premises, equipment and other property of United Community Bank with the payment of appropriate rental fees, as required by applicable law and regulations. In the future, United Community Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

United Community MHC. United Community MHC is our federally chartered mutual holding company parent. As a mutual holding company, United Community MHC is a non-stock company that has its members depositors of United Community Bank. United Community MHC does not engage in any business activity other than owning a majority of the common stock of United Community Bancorp. So long as we remain in the mutual holding company form of organization, United Community MHC will own a majority of the outstanding shares of United Community Bancorp.

United Community Bank. United Community Bank is a federally chartered savings bank and was created on April 12, 1999 through the merger of Perpetual Federal Savings and Loan Association and Progressive Federal Savings Bank, both located in Lawrenceburg, Indiana. At June 30, 2007, we had approximately $381.1 million in assets and $316.1 million in deposits. We operate as a community-oriented financial institution offering a full menu of banking services and products to consumers and businesses in our market areas. Recent years have seen the expansion of services we offer from a traditional savings and loan product mix to one of a full-service financial institution servicing the needs of consumer and commercial customers.

We attract deposits from the general public and local municipalities and use those funds to originate one- to four-family real estate, multi-family and nonresidential real estate and land, construction, commercial and consumer loans, which, with the exception of long-term fixed-rate one-to four-family real estate loans, we primarily hold for investment. We also maintain an investment portfolio. We offer non-deposit investment products through a third-party network arrangement with a registered broker-dealer.

Market Areas

We are headquartered in Lawrenceburg, Indiana, which is in the eastern part of Dearborn County, Indiana, along the Ohio River. The economy of the region in which our current offices are located, and planned future offices will be located, has historically been a mixture of light industrial enterprises and services. The economy in Lawrenceburg has been strong in recent years as a result of the opening of a riverboat casino in Lawrenceburg whose presence has led to new retail centers, job growth and an increase in housing development. Located 20 miles from Cincinnati, Ohio, Dearborn County has also benefited from the growth in and around Cincinnati and Northern Kentucky, as many residents commute to these areas for employment.

Dearborn County's road system includes eight state highways and two U.S. highways. Interstate 275 enters Indiana near Lawrenceburg and offers easy connection to Interstate 71 and Interstate 75. At the northern end of the county, Interstate 74 connects us with Indianapolis to the northwest and Cincinnati to the east. Dearborn County is 20 minutes from the Greater Cincinnati/Northern Kentucky International Airport by way of Interstate 275. The county has four rail lines and port facilities due to the proximity of the Ohio River.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 34.94% of the deposits in Dearborn County, which was the largest market share out of the eight financial institutions with offices in Dearborn County. In addition, banks owned by large out-of-state bank holding companies such as Wells Fargo & Company, Fifth Third Bancorp and U.S. Bancorp also operate in our market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. We originate loans primarily for investment purposes. The largest segment of our loan portfolio is one- to four-family residential real estate loans. The other significant segments of our loan portfolio are nonresidential real estate and land loans, multifamily residential real estate loans, residential loans and consumer loans.

One- to Four-Family Residential Real Estate Loans. The largest segment of our loan portfolio is comprised of mortgage loans to enable borrowers to purchase or refinance existing homes most of which serve as the primary residence of the owner. We offer fixed-rate and adjustable-rate loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. Most of our loan originations result from relationships with existing or past customers, members of our local community and referrals from realtors, attorneys and builders.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. Additionally, our current practice is generally to (i) sell in the secondary market newly originated conforming fixed-rate 15-, 20- and 30-year one- to four-family residential real estate loans, and (ii) to hold in our portfolio fixed-rate loans with 10-year terms or less and adjustable-rate loans. Occasionally, we have purchased loans and purchased participation interests in loans originated by other institutions to supplement our origination efforts.

Interest rates and payments on our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that ranges from one to 10 years. Interest rates and payments on these adjustable-rate loans generally are based on the one-year constant maturity Treasury index (three-year constant maturity Treasury index in the case of three-year adjustable-rate loans) as published by the Federal Reserve in Statistical Release H.15. The maximum amount by which the interest rate may be increased is generally two percentage points per adjustment period and the lifetime interest rate cap ranges from five to six percentage points over the initial interest rate of the loan. Our adjustable-rate residential mortgage loans generally do not provide for a decrease in the rate paid below the initial contract rate. The inability of our residential real estate loans to adjust downward below the initial contract rate can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings and equity value resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% at the time the loan is originated. Private mortgage insurance is generally required for all fixed-rate loans with loan-to-value ratios in excess of 80%, and all adjustable-rate loans with loan-to-value ratios exceeding 85%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance for loans on properties located in a flood zone, before closing the loan.

In an effort to provide financing for low- and moderate-income and first-time buyers, we offer a special home buyers program. We offer residential mortgage loans through this program to qualified individuals and originate the loans using reduced interest rates, fees and loan conditions.

Multi-Family Real Estate Loans. We offer adjustable-rate mortgage loans secured by multi-family real estate. Our multi-family real estate loans are generally secured by apartment buildings. We also make multi-family real estate loans secured by apartment buildings outside of our primary market area to existing customers who reside in our primary market area. We intend to continue to grow this segment of our loan portfolio.

These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. We originate adjustable-rate multi-family real estate loans with terms up to 30 years. Interest rates and payments on most of these loans typically adjust annually after an initial fixed term of five or seven years. Interest rates and payments on our adjustable-rate loans generally are based on the prime interest rate. The maximum amount by which the interest rate may be increased is generally two percentage points per adjustment period and the lifetime interest rate cap is six percentage points over the initial interest rate of the loan (five percentage points for loans with three-year terms). Loans are secured by first mortgages that generally do not exceed 80% of the property's appraised value. When the borrower is a corporation, partnership or other entity, we generally require that significant equity holders serve as co-borrowers on the loan, or, to a lesser extent, serve as a personal guarantor of the loan.

Loans secured by multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than one- to four-family residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors of loan relationships totaling more than $1.0 million, in the aggregate, to provide annual financial statements and/or tax returns. In reaching a decision on whether to make a multi-family real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x.

At June 30, 2007, the largest outstanding multi-family real estate loan had an outstanding balance of $3.65 million and is secured by apartment buildings in Cincinnati, Ohio. This loan was performing according to its original terms at June 30, 2007.

Nonresidential Real Estate and Land Loans. We offer adjustable-rate mortgage loans secured by nonresidential real estate. Our nonresidential real estate loans are generally secured by commercial buildings. We intend to continue to grow this segment of our loan portfolio. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. We originate adjustable-rate nonresidential real estate loans with terms up to 30 years. Interest rates and payments on most of these loans typically adjust annually after an initial fixed term of five or seven years. Interest rates and payments on these loans generally are based on the prime interest rate. The maximum amount by which the interest rate may be increased is generally two percentage points per adjustment period and the lifetime interest rate cap is six percentage points over the initial interest rate of the loan (five percentage points for loans with three-year terms). Loans are secured by first mortgages that generally do not exceed 80% of the property's appraised value (75% for land only loans). When the borrower is a corporation, partnership or other entity, we generally require that significant equity holders serve as co-borrowers or as personal guarantors of the loan.

Loans secured by nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than one- to four-family residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors of loan relationships totaling more than $1.0 million, in the aggregate, to provide annual financial statements and/or tax returns. In reaching a decision on whether to make a nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to rental properties, we will also consider the term of the lease and the credit quality of the tenants. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys and inspections are generally required for loans over $500,000.

We also originate loans secured by unimproved property, including lots for single family homes and for mobile homes, raw land, commercial property and agricultural property. The terms and rates of our land loans are the same as our nonresidential and multifamily real estate loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment. Loan amounts generally do not exceed 80% of the lesser of the appraised value or the purchase price.

At June 30, 2007, we had $67.8 million in nonresidential real estate loans outstanding, or 24.4% of total loans, and $8.5 million in land loans outstanding, or 3.1% of total loans.

At June 30, 2007, the largest outstanding nonresidential real estate loan had an outstanding balance of $3.74 million. This loan is secured by a national retail pharmacy and was performing according to its original terms at June 30, 2007. At June 30, 2007, our largest land loan, which was performing according to its original terms at that date, was for $2.85 million and was secured by a mobile home park.

Construction Loans. We originate fixed-rate and adjustable-rate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including apartment buildings, restaurants, shopping centers and owner-occupied properties used for businesses. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually nine months for residential properties and 12 months for commercial properties. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan to value ratio of 95% on residential construction and 80% on commercial construction at the time the loan is originated. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

At June 30, 2007, our largest outstanding residential construction loan was for $1.0 million, of which $535,000 was outstanding. At June 30, 2007, our largest outstanding commercial construction loan was for $3.77 million, of which $3.74 million was outstanding, and is secured by a national retail pharmacy. These loans were performing in accordance with their original terms at June 30, 2007.

Commercial Loans. We occasionally make commercial business loans to professionals, sole proprietorships and small businesses in our market area. We extend commercial business loans on an unsecured basis and secured basis, the maximum amount of which is limited by our in-house-loans-to one borrower limit.

We originate secured and unsecured commercial lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. Secured commercial lines of credit secured by nonresidential real estate are adjustable-rate loans and whose rates are based on the prime interest rate and adjust monthly. Commercial lines of credit secured by nonresidential real estate have a maximum term of five years and a maximum loan-to-value ratio of 80% of the pledged collateral when the collateral is commercial real estate. We also originate commercial lines of credit secured by marketable securities and unsecured lines of credit. These lines of credit, as well as certain commercial lines of credit secured by nonresidential real estate, require that only interest be paid on a monthly or quarterly basis and have a maximum term of five years.

We also originate secured and unsecured commercial loans. Secured commercial loans are generally collateralized by nonresidential real estate, marketable securities, accounts receivable, inventory, industrial/commercial machinery and equipment and furniture and fixtures. We originate both fixed-rate and adjustable-rate commercial loans with terms up to 20 years for secured loans and up to five years for unsecured loans. Adjustable-rate loans are based on prime and adjust either monthly or annually. Where the borrower is a corporation, partnership or other entity, we generally require significant equity holders to be co-borrowers and in cases where they are not co-borrowers we require personal guarantees from significant equity holders.

When making commercial business loans, we consider the financial statements and/or tax returns of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

At June 30, 2007, our largest commercial loan was a $644,000 loan secured by assets of a life jacket manufacturer. This loan was performing in accordance with its original terms at June 30, 2007.

Consumer Loans. We offer a variety of consumer loans, primarily home equity loans and lines of credit, and, to a much lesser extent, loans secured by savings accounts or certificate of deposits (share loans), new farm and garden equipment, automobile and recreational vehicle loans and secured and unsecured personal loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We generally offer home equity loans and lines of credit with a maximum combined loan to value ratio of 90%. Home equity lines of credit have adjustable-rates of interest that are based on the prime interest rate. Home equity lines of credit generally require that only interest be paid on a monthly basis and have terms up to 20 years. Interest rates on these loans typically adjust monthly. We offer fixed-rate and adjustable-rate home equity loans. Home equity loans with fixed-rates have terms that range from one to 15 years. Home equity loans with adjustable-rates have terms that range from 16 to 30 years. Interest rates on these loans are based on the prime interest rate. We hold a first mortgage position on most of the homes that secure our home equity loans and home equity lines of credit.

We offer loans secured by new and used vehicles. These loans have fixed interest rates and generally have terms up to five years.

We offer loans secured by new and used boats, motor homes, campers and motorcycles. We offer fixed and adjustable-rate loans for new motor homes and boats with terms up to 20 years for adjustable-rate loans and up to 10 years for fixed-rate loans. We offer fixed-rate loans for all other new and used recreational vehicles with terms up to 10 years for campers and five years for motorcycles.

We offer secured consumer loans with fixed interest rates and terms up to 10 years and secured lines of credit with adjustable-rates based on the prime rate with terms up to five years. We also offer fixed-rate unsecured consumer loans and lines of credit with terms up to five years. For more information on our loan commitments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Liquidity Management."*

Loan Underwriting Risks

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Multi-Family and Nonresidential Real Estate and Land Loans. Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors of loan relationships totaling more than $1.0 million, in the aggregate, to provide annual financial statements and/or tax returns. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys and inspections are obtained when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards and will not participate in a loan unless each participant has at least a 10% interest in the loan. In addition, we also consider the financial strength and reputation of the lead lender. To monitor cash flows on loan participations, we require the lead lender to provide annual financial statements for the borrower. Generally, we also conduct an annual internal loan review for loan participations.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise on television and on radio and in newspapers that are widely circulated in Dearborn County, Indiana. Accordingly, when our rates are competitive, we attract loans from throughout Dearborn County. We occasionally purchase loans and participation interests in loans to supplement our origination efforts.

We generally originate loans for our portfolio but our current practice is to sell to the secondary market almost all newly originated conforming fixed-rate, 15-, 20- and 30-year one- to four-family residential real estate loans and to hold in our portfolio fixed-rate loans with 10-year terms or less and adjustable-rate loans. Our decision to sell loans is based on prevailing market interest rate conditions and interest rate risk management. Generally, loans are sold to Freddie Mac with servicing retained.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board has granted the Management Mortgage Loan Committee (comprised of the President, Executive Vice President and the Senior Vice President, Lending) with loan approval authority for mortgage loans up to $100,000 and to the Board Loan Committee up to $1.0 million.

The board has granted authority to approve consumer loans to certain employees up to prescribed limits, depending on the officer's experience and tenure. The board also granted loan approval authority to the Management Consumer Loan Committee, consisting of the President and the Executive Vice President, the Senior Vice President, Lending and the Vice President, Consumer Lending. Any two members of the committee may approve consumer loans secured by real estate up to $250,000, consumer loans secured by assets other than real estate up to $100,000 and unsecured consumer loans up to $50,000. The board of directors has also granted loan approval authority to the Management Commercial Loan Committee, consisting of the President, the Executive Vice President, the Senior Vice President, Lending and the Senior Vice President, Investments Officer and Commercial Lending Officer. Any two members of the committee may approve commercial loans secured by real estate up to $250,000, commercial loans secured by assets other than real estate up to $50,000 and unsecured commercial loans up to $25,000. A majority of the Management Commercial Loan Committee may approve commercial loans secured by real estate up to $500,000, commercial loans secured by assets other than real estate up to $100,000 and unsecured commercial loans up to $50,000.

The Board Loan Committee, consisting of the President, the Executive Vice President and five to six other members of the board, may approve consumer and commercial loans secured by real estate up to $1,000,000, consumer and commercial loans secured by assets other than real estate up to $300,000 and unsecured consumer commercial loans up to $100,000.

All loans in excess of these limits must be approved by the full board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At June 30, 2007, our general regulatory limit on loans to one borrower was $7.9 million. On June 30, 2007, our largest lending relationship was a $6.7 million commercial real estate loan relationship. The loans that comprise this relationship were performing according to their original terms at June 30, 2007.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire after 30 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, deposits at the Federal Home Loan Bank of Indianapolis and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Indianapolis stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at June 30, 2007.

At June 30, 2007, our investment portfolio totaled $44.2 million and consisted primarily of U.S. Government sponsored entity securities and mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, securities of municipal governments and mutual funds that invest in adjustable-rate mortgages and U.S. Treasury obligations.

At June 30, 2007, $13.6 million of our investment portfolio consisted of callable securities. These securities contain either a one-time call option or may be called anytime during the life of the security. We face reinvestment risk with callable securities, particularly during periods of falling market interest rates when issuers of callable securities tend to call or redeem their securities. Reinvestment risk is the risk that we may have to reinvest the proceeds from called securities at lower rates of return than the rates paid on the called securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. The Investment Committee is responsible for the implementation of the investment policy. The Management Investment Committee, consisting of the President and Chief Executive Officer, the Chief Operating Officer and the Senior Vice President, Investment Officer, is responsible for monitoring our investment performance. Individual investment transactions, portfolio composition and performance are reviewed by our board of directors monthly.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the State of Indiana. We attract deposits in our market area through advertising and through our website. We offer a broad selection of deposit instruments, including noninterest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Municipal deposits comprise a substantial portion of our total deposits. At June 30, 2007, $138.0 million, or 43.7% of our total deposits, were municipal deposits. At June 30, 2007, we did not utilize brokered deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Borrowings. We may utilize advances from the Federal Home Loan Bank of Indianapolis to supplement our supply of investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank of Indianapolis and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

Personnel

As of June 30, 2007, we had 70 full-time employees and 13 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Subsidiaries

United Community Bank's only active subsidiary is United Community Bank Financial Services, Inc. United Community Bank Financial Services, Inc. receives commissions from the sale of non-deposit investment and insurance products.

Regulation and Supervision

General

As a federal mutual holding company, United Community MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision. United Community Bancorp as a federally chartered corporation, is also subject to reporting to and regulation by the Office of Thrift Supervision. United Community Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. United Community Bank is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. United Community Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test United Community Bank's safety and soundness and compliance with various regulatory requirements.

This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on United Community MHC, United Community Bancorp, United Community Bank and their operations. Certain regulatory requirements applicable to United Community Bank and to United Community MHC are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on United Community Bank and United Community MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

General. United Community MHC is a savings and loan holding company within the meaning of federal law. As such, United Community MHC is registered with the Office of Thrift Supervision and is subject to Office of Thrift Supervision regulations, examinations, supervision and reporting requirements. In addition, the Office of Thrift Supervision has enforcement authority over United Community MHC and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Activities Restrictions Applicable to Mutual Holding Companies. Pursuant to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as United Community MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Association Holding Company Act, unless the Office of Thrift Supervision, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Office of Thrift Supervision.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the Office of Thrift Supervision from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of United Community MHC and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test set forth in federal law, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution's failure to so qualify.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. United Community Bank must notify the Office of Thrift Supervision 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. Under these rules, the stock holding company subsidiary holds all the shares of the mutual holding company's savings association subsidiary and issues the majority of its own shares to the mutual holding company parent. In addition, the stock holding company subsidiary is permitted to engage in activities that are permitted for its mutual holding company parent subject to the same terms and conditions. Finally, Office of Thrift Supervision regulations maintain that the stock holding company subsidiary must be federally chartered for supervisory reasons.

Acquisition of United Community MHC. Under the Federal Change in Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of United Community MHC or institution, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of United Community MHC. Under the Change in Control Act, the Office of Thrift Supervision generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings associations are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings institutions, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At June 30, 2007, United Community Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit is expected to approximate $145,000. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ended June 30, 2007 averaged 1.24 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of June 30, 2007, United Community Bank maintained 85.5% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like United Community Bank, it is a subsidiary of a holding company. In the event United Community Bank's capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, United Community Bank's ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice. Federal law further provides that no insured depository institution may pay a dividend that causes it to fall below any applicable regulatory capital requirement or if it is in default of its FDIC deposit insurance assessment.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. United Community Bank's authority to engage in transactions with "affiliates" (*e.g.*, any entity that controls or is under common control with an institution, including United Community MHC and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by United Community MHC to its executive officers and directors. However, the law contains a specific exception for loans by United Community Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, United Community Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans United Community Bank may make to insiders based, in part, on United Community Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Additional restrictions apply to loans by United Community Bank to its executive officers.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by United Community Bank for the fiscal year ended June 30, 2007 totaled $91,000.

Federal Home Loan Bank System

United Community Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. United Community Bank, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. United Community Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at June 30, 2007 of $1.7 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, United Community Bank's net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. United Community Bank complies with the foregoing requirements.

Federal and State Taxation

Federal Income Taxation

General. United Community Bank reports its income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to United Community Bank in the same manner as to other corporations with some exceptions, including the reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to United Community Bank. United Community Bank's federal income tax returns have been either audited or closed under the statute of limitations through June 30, 2003. For its 2007 tax year, United Community Bank's maximum federal income tax rate was 35%.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $748,000 of United Community Bank's accumulated bad debt reserves would not be recaptured into taxable income unless United Community Bank makes a "non-dividend distribution" to United Community Bancorp as described below.

Distributions. If United Community Bank makes "non-dividend distributions" to United Community Bancorp, the distributions will be considered to have been made from United Community Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from United Community Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in United Community Bank's taxable income. Non-dividend distributions include distributions in excess of United Community Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of United Community Bank's current or accumulated earnings and profits will not be so included in United Community Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if United Community Bank makes a non-dividend distribution to United Community Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34.0% federal corporate income tax rate. United Community Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Indiana Taxation. Indiana imposes an 8.5% franchise tax based on a financial institution's adjusted gross income as defined by statute. In computing adjusted gross income, deductions for municipal interest, U.S. Government interest, the bad debt deduction computed using the reserve method and pre-1990 net operating losses are disallowed. United Community Bank's state franchise tax returns have not been audited for the past five tax years.

Executive Officers of the Registrant

Name	Age at June 30, 2007	Principal Position
William F. Ritzmann	59	President and Chief Executive Officer
Elmer G. McLaughlin	55	Executive Vice President, Chief Operating Officer and Corporate Secretary
James W. Kittle	49	Senior Vice President, Lending
Vicki A. March, CPA	52	Senior Vice President, Chief Financial Officer and Treasurer
W. Michael McLaughlin	48	Senior Vice President, Operations
William T. Bird	44	Senior Vice President, Investments, Asset Liability Management

Unless otherwise noted, all officers have held the position described below for at least the past five years.

William F. Ritzmann has served as President and Chief Executive Officer of United Community Bank since the merger of Perpetual Federal Savings and Loan Association and Progressive Federal Savings Bank to form United Community Bank on April 12, 1999, and for United Community Bancorp since its inception in March 2006. Before the merger, Mr. Ritzmann served for 23 years as director, President and Managing Officer of Progressive Federal Savings Bank. Mr. Ritzmann also serves on United Community Bancorp's Board of Directors and has served as a Director of the Bank since 1975, which includes his term as a director of Progressive Federal Savings Bank.

Elmer G. McLaughlin has served as Executive Vice President and Chief Operating Officer of United Community Bank since the merger of Perpetual Federal Savings and Loan Association and Progressive Federal Savings Bank to form United Community Bank in April 1999, and in the same positions with United Community Bancorp since its inception in March 2006. Before the merger, Mr. McLaughlin served for nine years as President, and 19 years as director of Perpetual Federal Savings and Loan Association, and was Executive Vice President and head of operations and senior loan officer of Perpetual Federal from 1978 until 1990. Mr. McLaughlin is the brother of W. Michael McLaughlin, a Senior Vice President of United Community Bank. Mr. McLaughlin is a Director of United Company Bancorp and has served as a Director of United Community Bank since 1980, which includes his term as a director of Perpetual Federal.

James W. Kittle has served as Senior Vice President, Lending of the Bank since 1980.

Vicki A. March has served as Chief Financial Officer, Treasurer and Senior Vice President, Finance of the Bank, since 1999 and for United Community Bancorp since its inception in March 2006. Ms. March previously served as Treasurer of the Bank from 1980 to 1999.

W. Michael McLaughlin has served as Senior Vice President, Operations of the Bank since 1983.

William T. Bird has served as Senior Vice President, Investments, Asset Liability Management since 1997 and Commercial Lending from 2004 until 2006. Previously, Mr. Bird served as Chief Financial Officer and Treasurer of Lenox Bancorp, Inc. from 1994 to 1996, and as an asset liability and business planning manager of Sendero Corporation from 1992 to 1994.

Item 1A. Risk Factors

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this Annual Report on Form 10-K, including the items included as exhibits. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Our primary market area depends substantially on the gaming industry, and a downturn in that industry could hurt our business and our prospects.

Our business is concentrated in the Lawrenceburg, Indiana, area. Lawrenceburg is the site of a riverboat casino that opened in 1996. The economy of the Lawrenceburg metropolitan area significantly depends on services and industries related to gaming and tourism. Any event that negatively and materially impacts the gaming and tourism industry will adversely impact the Lawrenceburg economy.

Gaming revenue is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Lawrenceburg area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Lawrenceburg, could adversely affect the Lawrenceburg economy. Consequently, the Lawrenceburg economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign.

A deterioration in economic conditions generally, and a slowdown in gaming and tourism activities in particular, could result in the following consequences, any of which could adversely affect our business, financial condition, results of operations and prospects and expose us to a greater risk of loss:

- Loan delinquencies may increase;

- Problem assets and foreclosures may increase;

- Demand for our products and services may decline; and

- Collateral for loans made by us may decline in value, reducing the amount of money that our customers may borrow against the collateral, and reducing the value of assets and collateral associated with our loans.

An expansion of permissible gaming activities in other states, particularly in Kentucky and/or Ohio, may lead to a decline in gaming revenue in Lawrenceburg, Indiana, which could hurt our business and our prospects.

Lawrenceburg, Indiana, competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the Lawrenceburg area. This is particularly true if gaming operations were to be authorized in Kentucky and/or Ohio, states from which the Lawrenceburg casino generally draws substantial year-round clientele. Kentucky and/or Ohio legislative proposals could permit gaming activities. The establishment of casino gaming in Kentucky and/or Ohio, or other states, could have a substantial adverse effect on gaming revenue in Lawrenceburg which would adversely affect the Lawrenceburg economy and our business.

We rely heavily on municipal deposits as a source of funds and a reduced level of those deposits may hurt our profits.

Historically, municipal deposits, consisting primarily of tax revenues from the local river boat casino operations, have been a significant source of funds for our lending and investment activities. At June 30, 2007, $138.0 million, or 43.7% of our total deposits, consisted of municipal deposits. Municipal deposits are generally short-term deposits and are generally considered rate-sensitive instruments. Consequently, if our municipal deposits decrease to a level where we would need to resort to other sources of funds for our lending and investment activities, such as borrowings from the Federal Home Loan Bank of Indianapolis, the interest expense associated with these other funding sources may be higher than the rates we pay on the municipal deposits, which would hurt our profits.

Our income is subject to inherent risk.

Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of loans and, to a lesser extent, securities) and the interest expense generated by our interest-bearing liabilities (consisting primarily of deposits and, to a lesser extent, wholesale borrowings).

The level of net interest income is a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are affected by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the "FOMC") and market interest rates.

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the FOMC. However, the yields on our loans and securities are typically based on intermediate-term or long-term interest rates, which are set by the market and generally vary daily. The level of net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in our earnings. Our net interest income and earnings would be similarly impacted were the interest rates on its interest-earning assets to decline more quickly than the interest rates on our interest-bearing liabilities.

In addition, such changes in interest rates could affect our ability to originate loans and attract and retain deposits, the fair value of our financial assets and liabilities, and the average life of our loan and securities portfolios.

Changes in interest rates could also have an effect on the slope of the yield curve. A flat to inverted yield curve could cause our net interest income and net interest margin to contract, which could have a material adverse effect on our net income and cash flows and the value of our assets.

Changes in interest rates particularly affect the value of our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. In addition, we invest in callable securities that expose us to reinvestment risk, particularly during periods of falling market interest rates when issuers of callable securities tend to call or redeem their securities. Reinvestment risk is the risk that we may have to reinvest the proceeds from called securities at lower rates of return than the rates earned on the called securities.

Our increased emphasis on multi-family residential and nonresidential real estate and land lending may expose us to increased lending risks.

At June 30, 2007, $113.8 million, or 41.0%, of our loan portfolio consisted of multi-family residential and nonresidential real estate and land loans. We have grown our loan portfolio in recent years, particularly with respect to multi-family residential and nonresidential real estate and land loans and intend to continue to emphasize these types of lending. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our multi-family residential and nonresidential real estate and land borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. At June 30, 2007, our largest multi-family residential and nonresidential real estate and land lending relationship was a $6.7 million commercial real estate loan relationship. This loan relationship was within our maximum lending limit to one borrower at June 30, 2007.

If we do not achieve profitability on new branches, the new branches may hurt our earnings.

We cannot assure you that our branch expansion strategy and our branch upgrading will increase our earnings in the short term or within a reasonable period of time, if at all. Numerous factors will affect our branch expansion strategy, such as our ability to select suitable branch locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. It takes time for a new branch to generate significant deposits and loan volume to offset expenses, some of which, like salaries and occupancy expense, are relatively fixed costs. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our branch network. Building and staffing new branch offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch network will be profitable.

Strong competition within our market areas could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. In particular, several financial institutions have recently opened new offices or branches in Dearborn County, Indiana. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2006, the most recent date for which information is available, we held 34.94% of the deposits in Dearborn County. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of United Community Bank rather than for holders of United Community Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

A decline in our return on equity as a result of the capital we raised in our March 2006 stock offering may negatively impact the value of our common stock.

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. For the year ended June 30, 2007, our return on equity was 3.96%. Over time, we intend to use the net proceeds from our March 2006 stock offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held subsidiaries of mutual holding companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.

United Community MHC's majority control of United Community Bancorp's common stock enables it to exercise voting control over most matters put to a vote of stockholders including preventing sale or merger transactions or a second-step conversion transaction you may find advantageous.

United Community MHC owns a majority of United Community Bancorp's common stock and, through its board of directors, exercises voting control over most matters put to a vote of stockholders. The same directors and officers who will manage United Community Bancorp and United Community Bank also manage United Community MHC. As a federally chartered mutual holding company, the board of directors of United Community MHC must ensure that the interests of depositors of United Community Bank are represented and considered in matters put to a vote of stockholders of United Community Bancorp. Therefore, the votes cast by United Community MHC may not be in your personal best interests as a stockholder. For example, United Community MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of United Community Bancorp. In addition, stockholders are not be able to force a merger or second-step conversion transaction without the consent of United Community MHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of United Community Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has recently resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of United Community Bancorp's common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the Reorganization, no person, acting alone or together with associates or in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10.0% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, United Community Bancorp's charter provides that, for a period of five years from the date of the reorganization, no person, other than United Community MHC may acquire directly or indirectly the beneficial ownership of more than

10.0% of any class of any equity security of United Community Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10.0% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These factors make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following table sets forth the location of the Company's office facilities at June 30, 2007, and certain other information relating to these properties at that date.

Location	Year Opened	Owned/ Leased	Date of Lease Expiration	Net Book Value as of June 30, 2007
Main Office:				
92 Walnut Street Lawrenceburg, Indiana 47025	2004	Owned	—	$1,445,000
Full-Service Branches:				
215 W. Eads Parkway Lawrenceburg, Indiana 47025	1914	Owned	—	657,000
19710 Stateline Road Lawrenceburg, Indiana 47025	2000	Owned	—	729,000
447 Bielby Road Lawrenceburg, Indiana 47025	1999	Leased	1/2008	—
500 Green Blvd Aurora, Indiana 47001	2006	Owned	—	1,634,000
7600 Frey Road St. Leon, Indiana 47012	2006	Owned	—	1,187,000
Other Properties:				
(Future Site of Milan Branch Office) Corner of State Route 350 & State Route 101 Milan, Indiana 47031	Expected 2008	Owned[1]	—	135,000

(1) Land only.

In the beginning of 2004, our Board of Directors made the strategic decision to expand into our select markets in Dearborn County, Indiana, and adjacent Ripley County, Indiana. In April 2004, we purchased land in Aurora and St. Leon, Indiana, and in May 2004 purchased land in Milan, Indiana (Ripley County), each for the purpose of opening a full-service branch office. We opened a limited-service branch office in a temporary facility across the street from the Aurora property in August 2005 and built a permanent full-service facility for the Aurora branch on the Aurora property which opened on September 25, 2006. In addition, we built a full-service branch office on the St. Leon, Indiana, property, which opened in May 2007. We also expect to open a full-service branch office on the Milan, Indiana, property in 2008.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

The Company's common stock, par value $0.01 per share, is traded on the Nasdaq Global Market under the symbol "UCBA." United Community Bancorp completed its initial public offering on March 30, 2006 and commenced trading on March 31, 2006. On September 14, 2007, there were 744 holders of record of the Company's common stock. The Company began paying quarterly dividends during the fourth quarter of fiscal year 2006. The Company's ability to pay dividends is dependent on dividends received from the Bank. See *"Business—Regulation and Supervision—Limitation on Capital Distributions"* and Note 16 to the consolidated financial statements, included in Item 8 of this Annual Report on Form 10-K, for a discussion of the restrictions on the payment of cash dividends by the Company.

The following table sets forth the high and low sales prices for the common stock as reported on the Nasdaq Global Market and the cash dividends declared on the common stock.

Fiscal Year 2007:	High	Low	Dividends Declared
First Quarter	$10.78	$10.40	$0.07
Second Quarter	$11.98	$10.63	$0.07
Third Quarter	$13.70	$11.70	$0.07
Fourth Quarter	$12.64	$11.13	$0.08

Fiscal Year 2006:	High	Low	Dividends Declared
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter*	$10.80	$10.80	N/A
Fourth Quarter	$10.87	$10.32	$0.07

* Due to the Bank's reorganization into the mutual holding company form and completion of the Company's initial public offering on March 30, 2006, the third quarter information only includes the closing stock price on March 31, 2006.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the NASDAQ Composite (U.S. Companies), SNL MHC Thrift Index and the SNL $250M-$500M Thrift Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on March 31, 2006, the initial day of trading of the Company's common stock.


United Community Bancorp
Total Return Performance
United Community Bancorp
NASDAQ Composite Index
SNL $250M - $500M Bank Index
SNL Thrift MHC Index
Index Value
140
130
120
110
100
90
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
06/30/07

Index	03/31/06	06/30/06	09/30/06	12/31/06	03/31/07	06/30/07
	Period Ending					
United Community Bancorp	$100.00	$ 96.93	$ 99.92	$113.07	$113.88	$120.17
NASDAQ Composite Index	100.00	92.83	96.52	103.23	103.50	111.26
SNL $250M - $500M Bank Index	100.00	100.94	101.19	103.36	103.58	101.97
SNL Thrift MHC Index	100.00	104.15	113.87	125.88	123.25	116.77

Purchases of Equity Securities

The following table presents information regarding the Company's stock repurchases during the three months ended June 30, 2007.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1: April				
April 1 to April 30	-	n/a	n/a	n/a
Month #2: May				
May 1 to May 31	10,000	$12.10	10,000	180,440
Month #3: June				
June 1 to June 30	-	n/a	n/a	n/a
Total	10,000	$12.10	10,000	180,440

On April 26, 2007, the Company announced that the Board of Directors authorized the Company to repurchase up to 190,440 shares, or approximately 5.0%, of the outstanding shares of the Company's common stock. The repurchases will be conducted through open-market purchases or privately negotiated transactions and will be made from time to time depending on market conditions and other factors. No time limit was placed on the duration of the share repurchase program. Any repurchased shares will be held as treasury stock. The Company repurchased 10,000 shares, which has been recorded as treasury stock at a cost of $121,000 at June 30, 2007.

During December 2006, the Board of Directors of the Company authorized the funding of a trust that purchased 165,894 shares of the Company's outstanding common stock during the three months ended March 31, 2007 to be used to fund restricted stock awards granted under the 2006 Equity Incentive Plan. The repurchased stock has been recorded as treasury stock at cost of $2,118,000 as of June 30, 2007.

Item 6. Selected Financial Data

	At June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Financial Condition Data:					
Total assets	$381,061	$354,707	$331,505	$257,145	$267,145
Cash and cash equivalents	43,025	15,010	76,263	6,681	15,801
Securities held-to-maturity	223	245	265	669	761
Securities available-for-sale	17,231	42,083	9,937	16,025	32,199
Mortgage-backed securities available-for-sale	26,701	34,263	28,199	40,082	60,942
Loans receivable, net	273,605	244,537	200,878	179,257	145,753
Deposits	316,051	289,807	299,379	227,939	237,924
Advances from Federal Home Loan Bank	—	—	—	—	328
Stockholders' equity	62,461	62,485	29,736	27,584	26,230

	For the Years Ended June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Operating Data:					
Interest income	$21,687	$17,878	$13,471	$12,488	$14,011
Interest expense	10,576	7,762	4,656	4,133	6,091
Net interest income	11,111	10,116	8,815	8,355	7,920
Provision for loan losses	730	120	857	120	620
Net interest income after provision for loan losses	10,381	9,996	7,958	8,235	7,300
Other income	2,848	1,189	1,708	1,372	2,933
Other expense	9,250	9,572	6,979	6,252	5,760
Income before income taxes	3,979	1,613	2,687	3,355	4,473
Provision for income taxes	1,485	575	642	1,199	1,658
Net income	$ 2,494	$ 1,038	$ 2,045	$ 2,156	$ 2,815

	At or for the Years Ended June 30,				
	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets	0.67%	0.31%	0.75%	0.82%	1.12%
Return on average equity	3.96	2.53	7.02	7.99	11.42
Interest rate spread (1)	2.68	2.94	3.33	3.23	3.13
Net interest margin (2)	3.15	3.15	3.44	3.35	3.31
Noninterest expense to average assets	2.48	2.82	2.55	2.39	2.30
Efficiency ratio (3)	66.27	84.67	68.06	64.27	53.07
Average interest-earning assets to average interest-bearing liabilities	115.40	108.42	105.64	107.46	107.19
Average equity to average assets	16.92	12.07	10.64	10.31	9.46
Dividend payout ratio (4)	41.46	38.09	N/A	N/A	N/A
Capital Ratios:					
Tangible capital	13.42	13.23	8.76	10.46	9.29
Core capital	13.42	13.23	8.76	10.46	9.29
Total risk-based capital	21.24	19.66	15.59	17.26	8.87
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans	1.14	0.33	0.72	0.61	0.47
Allowance for loan losses as a percent of total loans	0.97	0.85	1.10	0.85	1.00
Allowance for loan losses as a percent of nonperforming loans	84.55	256.39	153.21	138.15	209.90
Net charge-offs to average outstanding loans during the period	0.06	0.12	0.07	0.03	0.07
Other Data:					
Number of:					
Real estate loans outstanding	1,456	2,146	2,288	2,198	2,213
Deposit accounts	21,655	19,380	18,362	18,205	18,194
Offices	6	5	4	4	4

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents other expense divided by the sum of net interest income and other income.
(4) Due to the timing of the Bank's reorganization into the mutual holding company structure and the completion of the Company's minority stock offering on March 30, 2006, the 2006 calculation is based solely on earnings subsequent to that date.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and Federal Home Loan Bank borrowings. Other significant sources of pre-tax income are service charges on deposit accounts and other loan fees. In addition, in February 2003 we entered into a contract with a non-affiliated registered broker dealer, Lincoln Financial Advisors, that allows us to provide non-deposit investment products and services to our community. Fee income related to this arrangement amounted to $22,000 and $41,000 for the years ended June 30, 2007 and 2006, respectively. We also recognize income or losses from the sale of investments in years that we have such sales.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable credit losses inherent in the loan portfolio. The allowance is established through the provision for loan losses, which is charged to income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, advertising and public relations expenses and various other miscellaneous expenses.

Salaries and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes and expenses for health insurance and other employee benefits, and stock-based compensation.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Advertising and public relations expenses include expenses for print, radio and television advertisements, promotions, third-party marketing services and premium items.

Regulatory fees and deposit insurance premiums are primarily payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for supplies, telephone and postage, data processing, contributions and donations, director and committee fees, professional fees, insurance and surety bond premiums and other fees and expenses.

As a result of our March 2006 public stock offering, our noninterest expenses have increased as a result of operating as a public company. These additional expenses are primarily legal and accounting fees. We expect expenses to increase in the future to comply with the internal control over financial reporting provisions of the Sarbanes-Oxley Act.

Noninterest expenses have also increased as a result of our strategy to expand our branch network. These additional expenses consist of salaries and employee benefits and occupancy and equipment expenses. Over time, we anticipate that we will generate sufficient income to offset the expenses related to our new facilities and new employees, but we cannot assure you that our branch expansion will increase our earnings or that it will increase our earnings within a reasonable period of time.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover probable credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see Notes 1 and 5 of the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Operating Strategy

Our mission is to operate and grow a profitable, independent community-oriented financial institution serving primarily retail customers and small businesses in our market areas. We plan to continue our strategy of:

- expanding our branch network and upgrading our existing branches;
- pursuing opportunities to increase and diversify our loan portfolio in our expanding market areas;
- increasing core deposits through the expansion of our branch network and new deposit products;
- continuing to increase our sale of non-deposit investment products and services; and
- applying disciplined underwriting practices to maintain the high quality of our loan portfolio.

Expanding our branch network and upgrading our existing branches

Since our merger in 1999, we have opened four new branches, including our Aurora branch office which opened in September 2006 and our St. Leon branch office which opened in May 2007. In addition to these branches, we have acquired a branch site in Milan, Indiana for a cost of $135,000. The total expected cost, including improvements, for the new Milan branch is approximately $750,000 and the branch is expected to open in 2008.

In connection with the addition of new branches to our branch network, we expect to need to hire approximately five new employees to support our expanded infrastructure, none of whom have been hired as of June 30, 2007.

The new branches have been and are expected to continue to be, funded by cash generated by our business. Consequently, we do not expect to borrow funds for these expansion projects. We may continue to upgrade our current branch facilities and may pursue further expansion in Southeastern Indiana, Northern Kentucky or Southwest Ohio in future years through de novo branching, branch acquisitions and acquisitions of other financial institutions.

Pursuing opportunities to increase and diversify our lending portfolio in our expanding market areas

In recent years we have sought to diversify our loan portfolio beyond residential mortgage loans. In particular, since June 30, 2003, our multi-family and nonresidential real estate, land, commercial business and construction loan portfolio has increased $90.8 million, or 235.8%, and at June 30, 2007 was 46.5% of our total loan portfolio. During this period, we have taken advantage of the significant growth in both residential and nonresidential real estate development in our market and have originated loans in other market areas. We expect to continue to expand all of our lending activities and, in particular, intend to continue to pursue the larger lending relationships associated with multi-family and nonresidential real estate and construction lending opportunities. We expect that our loan portfolio, including our multi-family and nonresidential real estate, commercial business and construction loan portfolio, will continue to increase.

Increasing core deposits through the expansion of our branch network and new deposit products

Historically, retail deposits are our primary source of funds for investing and lending. However, in recent years, we have increased our reliance on municipal deposits significantly. These municipal deposits represent tax and other revenues from the local gaming industry. Currently, our core deposits, which include all deposit account types except certificates of deposit and municipal deposits. Core deposits are generally lower cost to us than certificate of deposit accounts, and they are generally less sensitive to withdrawal when interest rates fluctuate. At June 30, 2007, core deposits represented 22.6% of our total deposits. We believe that our expanding branch network and offering new deposit and savings products will contribute to increasing core deposits.

Continuing to increase noninterest income

Our profits rely heavily on the spread between the interest earned on loans and securities and interest paid on deposits and Federal Home Loan Bank borrowings. In order to decrease our reliance on interest rate spread income, we have pursued initiatives to increase noninterest income. Our primary recurring source of noninterest income has been services charges on deposit products and other services. In addition, we offer non-deposit investment products through a third party registered broker-dealer, Lincoln Financial Advisors. In connection with our expanding branch network, we intend to continue to increase our sale of non-deposit investment products and expect to increase service charge income.

Applying disciplined underwriting practices to maintain the high quality of our loan portfolio

We believe that high asset quality is a key to long-term financial success. We have sought to grow and diversify the loan portfolio, while maintaining a high level of asset quality and moderate credit risk, using underwriting standards that we believe are conservative, and diligent monitoring and collection efforts. At June 30, 2007, our nonperforming loans (nonaccrual loans and accruing loans which are 90 or more days delinquent) were 1.14% of our total loan portfolio as compared to 0.33% at June 30, 2006. Although we intend to continue our efforts to originate multi-family and nonresidential real estate, commercial business and construction loans after the reorganization, we intend to continue our philosophy of managing large loan exposure through our conservative approach to lending.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate one- to four-family residential loans, multi-family and nonresidential real estate loans and construction loans. To a lesser extent, we originate commercial and consumer loans. We do not offer subprime, Alt-A, low-doc, no-doc loans or loans with negative amortization and generally do not offer interest-only loans.

The largest segment of our loan portfolio is one- to four-family residential loans. At June 30, 2007, these loans totaled $126.4 million, or 45.4% of total gross loans, compared to $117.1 million, or 47.2% of total loans, at June 30, 2006 and $109.3 million, or 53.2% of total loans, at June 30, 2005. The size of our one- to four-family residential loan portfolio has increased over this period as new originations outpaced payoffs during the recent refinancing boom. As a percentage of the total loan portfolio, one- to four-family residential loans have decreased as we grew other segments of the portfolio.

Multi-family and nonresidential real estate and land loans totaled $113.8 million and represented 41.0% of total loans at June 30, 2007, compared to $93.7 million, or 37.8% of total loans, at June 30, 2006 and $72.5 million, or 35.2% of total loans, at June 30, 2005. Our multi-family and nonresidential real estate loan portfolio increased over the period as a result of our efforts to diversify our total loan portfolio.

Construction loans totaled $9.5 million, or 3.4% of total loans, at June 30, 2007, compared to $11.2 million, or 4.5% of total loans, at June 30, 2006 and $5.9 million, or 2.9% of total loans, at June 30, 2005. Between June 30, 2006 and June 30, 2007, the portfolio decreased by $1.7 million primarily as a result of construction loans converting to permanent mortgage loans. Between June 30, 2005 and June 30, 2006, the portfolio increased by $5.3 million as a result of the originations.

Commercial business loans totaled $5.9 million, or 2.1% of total loans, at June 30, 2007, compared to $5.0 million, or 2.0% of total loans, at June 30, 2006 and $5.0 million, or 2.4% of total loans, at June 30, 2005. Commercial business loans increased by $0.9 million during the year ended June 30, 2007 as a result of our efforts to increase our commercial business loan portfolio.

Consumer loans totaled $22.6 million, or 8.1% of total loans, at June 30, 2007, compared to $20.8 million, or 8.5% of total loans, at June 30, 2006 and $12.8 million, or 6.3% of total loans, at June 30, 2005. The growth in the consumer loan portfolio for the year ended June 30, 2007 is primarily attributable to an advertising campaign to promote such loans.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Residential real estate:										
One- to four-family	$126,398	45.4%	$117,060	47.2%	$109,325	53.2%	$107,589	58.9%	$ 98,990	66.9%
Multi-family	37,500	13.5	20,250	8.2	13,194	6.4	10,932	6.0	4,449	3.0
Total residential real estate loans	163,898	58.9	137,310	55.4	122,519	59.6	118,521	64.9	103,439	69.9
Construction	9,507	3.4	11,228	4.5	5,899	2.9	1,186	0.6	1,596	1.1
Nonresidential real estate and land	76,333	27.5	73,419	29.6	59,263	28.8	48,237	26.4	30,310	20.5
Commercial business	5,937	2.1	5,005	2.0	4,996	2.4	2,074	1.1	2,141	1.4
Consumer:										
Home equity	16,580	6.0	15,872	6.4	9,205	4.5	5,256	2.9	4,441	3.0
Auto	2,049	0.7	2,587	1.1	2,161	1.1	2,837	1.6	3,039	2.1
Share loans	1,250	0.4	1,258	0.5	861	0.4	2,495	1.4	796	0.5
Other	2,716	1.0	1,127	0.5	610	0.3	1,975	1.1	2,227	1.5
Total consumer loans	22,595	8.1	20,844	8.5	12,837	6.3	12,563	7.0	10,503	7.1
Total loans	$278,270	100.0%	$247,806	100.0%	$205,514	100.0%	$182,581	100.0%	$147,989	100.0%
Less (Plus):										
Deferred loan fees (costs)	(300)		(279)		(173)		(113)		(147)	
Undisbursed portion of loans in process	2,294		1,443		2,543		1,887		899	
Allowance for loan losses	2,671		2,105		2,266		1,550		1,484	
Loans, net	$273,605		$244,537		$200,878		$179,257		$145,753	

Loan Maturity

The following table sets forth certain information at June 30, 2007 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family Real Estate Loans	Multi-family Real Estate Loans	Construction Loans	Non-residential Real Estate and Land Loans	Consumer and Commercial Business Loans	Total Loans
			(In thousands)			
At June 30, 2007						
Amounts due in:						
One year or less	$ 36,754	$ 5,153	$ 9,507	$33,844	$23,760	$103,722
More than one to five years	33,619	21,302	—	27,523	2,463	90,203
More than five years	56,025	11,045	—	14,966	2,309	84,345
Total	$126,398	$37,500	$ 9,507	$76,333	$28,532	$278,270

The following table sets forth the dollar amount of all loans at June 30, 2007 that have either fixed interest rates or adjustable interest rates. The amounts shown below exclude unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Floating or AdjustableRates	Total
		(In thousands)	
At June 30, 2007			
Residential real estate:			
One- to four-family	$22,081	$104,317	$126,398
Multi-family	248	37,252	37,500
Construction	1,669	7,838	9,507
Nonresidential real estate and land	14,210	62,123	76,333
Consumer and commercial business	5,994	22,538	28,532
Total	$44,202	$234,068	$278,270

Loans Originated

The following table shows loan origination, participation, purchase and sale activity during the periods indicated.

	Year Ended June 30,		
	2007	2006	2005
		(In thousands)	
Total loans at beginning of period	$247,806	$205,514	$182,581
Loans originated:			
Real estate mortgages	63,233	64,989	51,134
Land	3,123	5,289	3,246
Construction	885	10,310	6,058
Commercial business	2,936	1,936	1,890
Consumer	9,672	7,873	14,400
Total loans originated	79,849	90,397	76,728
Loans purchased	4,000	400	—
Deduct:			
Loan principal repayments	51,118	46,119	51,906
Loan sales	2,267	2,386	1,889
Other repayments	—	—	—
Net loan activity	30,464	42,292	22,933
Total loans at end of period	$278,270	$247,806	$205,514

Securities. Our securities portfolio consists primarily of callable U.S. government agency bonds and U.S. government agency mortgage-backed securities. In the year ended June 30, 2007, our securities decreased $32.4 million, compared to an increase of $38.2 million for the year ended June 30, 2006 as compared to the year ended June 30, 2005. The decrease for 2007 was primarily as a result of the redeployment of these funds into higher yielding loans. Our callable securities consist of U.S. government agency bonds which contain either a one-time call option or may be callable anytime during the life of the security.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At June 30,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Securities available-for-sale:						
U.S. League intermediate term portfolio	$ 2,069	$ 2,013	$ 1,970	$ 1,918	$ 1,892	$ 1,863
Callable agency bonds	13,843	13,610	38,127	37,640	5,084	5,002
Freddie Mac common stock	9	574	27	1,587	27	1,816
Municipal bonds	960	953	960	938	1,260	1,256
Other equity securities	78	81	—	—	—	—
Mortgage-backed securities	27,642	26,701	35,736	34,263	28,595	28,199
Total	$44,601	$43,932	$76,820	$76,346	$36,858	$38,136
Securities held-to-maturity:						
Municipal bonds	$ 223	$ 223	$ 245	$ 245	$ 265	$ 265

At June 30, 2007, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our stockholders' equity at June 30, 2007.

The following table sets forth the stated maturities and weighted average yields of investment securities at June 30, 2007. Weighted average yields on tax-exempt securities are not presented on a tax equivalent basis as the amount would be immaterial. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Securities available-for-sale:										
U.S. League intermediate term portfolio	$2,013	3.37%	$ —	—%	$ —	—%	$ —	—%	$ 2,013	3.37%
Callable agency bonds	6,693	4.35	4,786	4.95	2,131	3.89	—	—	13,610	4.33
Freddie Mac common stock	574	2.95	—	—	—	—	—	—	574	2.95
Municipal bonds	569	1.26	384	3.30	—	—	—	—	953	2.08
Other equity securities	81	4.31	—	—	—	—	—	—	81	4.31
Mortgage-backed securities	—	—	—	—	14,022	4.82	12,679	3.95	26,701	4.40
Total	$9,930		$5,170		$16,153		$12,679		$ 43,932	
Securities held-to-maturity:										
Municipal bonds	$ —	—%	$ —	—%	$ 223	5.57%	$ —	—%	$ 223	5.57%

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing NOW accounts, money market accounts, passbook accounts and certificates of deposit. These deposits are provided primarily by individuals within our market areas. However in recent years, we have increased our municipal deposits significantly. During the year ended June 30, 2007, our deposits increased by $26.2 million, or 9.1%, primarily as a result of increases in certificates of deposit. During fiscal 2007, our municipal deposits decreased as a result of withdrawals to fund various municipal needs. During the year ended June 30, 2006, our deposits decreased by $9.6 million, or 3.2%, primarily as a result of municipal withdrawals exceeding municipal deposits.

The following table sets forth the balances of our deposit products at the dates indicated.

	At June 30, 2007	2006	2005
	(In thousands)		
NOW accounts	$ 63,540	$ 74,749	$138,742
Passbook accounts	42,166	49,549	47,294
Money market deposit accounts	67,856	59,846	8,729
Certificates of deposit	142,489	105,663	104,614
Total	$316,051 (1)(4)	$289,807 (2)(4)	$299,379 (3)(4)

(1) Includes $138.0 million in municipal deposits.

(2) Includes $138.7 million in municipal deposits.

(3) Includes $147.9 million in municipal deposits.

(4) No investments are pledged to secure the municipal deposits. The municipal deposits are insured by the Public Deposit Insurance Fund administered by the Indiana Board for Depositories.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2007. Jumbo certificates of deposit require minimum deposits of $100,000. We did not have any brokered deposits as of June 30, 2007.

Maturity Period	Certificates of Deposit
	(In thousands)
At June 30, 2007	
Three months or less	$13,946
Over three through six months	10,613
Over six through twelve months	35,200
Over twelve months	16,258
Total	$76,017

The following table sets forth the time deposits classified by rates at the dates indicated.

	At June 30,		
	2007	2006	2005
	(In thousands)		
0.00 - 1.00%	$ 67	$ 41	$ 867
1.01 - 2.00%	437	978	13,739
2.01 - 3.00%	1,688	19,905	60,849
3.01 - 4.00%	7,825	23,729	20,938
4.01 - 5.00%	37,451	48,002	6,648
5.01 - 6.00%	94,882	12,822	377
6.01 - 7.00%	139	186	283
Over 7.00%	—	—	913
Total	$142,489	$105,663	$104,614

The following table sets forth the amount and maturities of time deposits classified by rates at June 30, 2007.

	Amount Due						Percent of Total Certificate of Deposit Accounts
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	
	(Dollars in thousands)						
0.00 – 1.00%	$ 17	$ —	$ —	$ —	$ 50	$ 67	0.0%
1.01 – 2.00%	428	9	—	—	—	437	0.3
2.01 – 3.00%	1,506	180	—	—	2	1,688	1.2
3.01 – 4.00%	6,864	688	272	—	1	7,825	5.5
4.01 – 5.00%	30,465	3,623	2,348	865	150	37,451	26.3
5.01 – 6.00%	67,704	16,723	7,141	3,191	123	94,882	66.6
6.01 – 7.00%	7	6	—	126	—	139	0.1
Over 7.00%	—	—	—	—	—	—	0.0
Total	$106,991	$21,229	$ 9,761	$ 4,182	$ 326	$142,489	100.0%

The following table sets forth deposit activity for the periods indicated.

	Year Ended June 30,		
	2007	2006	2005
	(In thousands)		
Beginning balance	$289,807	$299,379	$227,939
Increase (decrease) before interest credited	15,765	(17,293)	66,854
Interest credited	10,479	7,721	4,586
Net increase (decrease) in deposits	26,244	(9,572)	71,440
Ending balance	$316,051	$289,807	$299,379

Borrowings. We utilize borrowings from the Federal Home Loan Bank of Indianapolis to supplement our supply of funds for loans and investments.

	Year Ended June 30,		
	2007	2006	2005
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period:			
FHLB advances	$9,100	$ —	$10,250
Average advances outstanding during the period:			
FHLB advances	$2,050	$ —	$ 2,979
Weighted average interest rate during the period:			
FHLB advances	4.73%	(a)	2.39%
Balance outstanding at end of period:			
FHLB advances	$ —	$ —	$ —
Weighted average interest rate at end of period:			
FHLB advances	N/A	(a)	—%

(a) FHLB advances were paid off by the end of each month during the year ended June 30, 2006.

Results of Operations for the Years Ended June 30, 2007, 2006 and 2005

Overview.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
	(Dollars in thousands)				
Net income	$2,494	$1,038	$2,045	140.3%	(49.2)%
Return on average assets	0.67%	0.31%	0.75%	116.1	(58.7)
Return on average equity	3.96%	2.53%	7.02%	56.5	(64.0)
Average equity to average assets	16.92%	12.07%	10.64%	40.2	13.4

2007 v. 2006. Net income increased $1.5 million, or 140.3%, for the year ended June 30, 2007 compared to the year ended June 30, 2006. The increase was the result of a $1.0 million increase in net interest income, a $1.7 million increase in non-interest income and a $322,000 reduction in non-interest expenses, partially offset by a $610,000 increase in provision for loan losses and a $910,000 increase in income tax expense.

2006 v. 2005. Net income decreased $1.0 million, or 49.2%, for the year ended June 30, 2006 compared to the year ended June 30, 2005. Net interest income increased by $1.3 million and provision for loan losses decreased by $737,000, offset by a $1.9 million expense to establish the UCB Charitable Foundation, a $519,000 decrease in non-interest income and increases in compensation, benefits and occupancy expenses.

Net Interest Income.

2007 v. 2006. Net interest income increased by $1.0 million, or 9.8%, to $11.1 million in the year ended June 30, 2007 as a result of an increase in total interest income of $3.8 million, partially offset by an increase in total interest expense of $2.8 million.

Total interest income increased by $3.8 million, or 21.3%, to $21.7 million for the year ended June 30, 2007 as compared to the year ended June 30, 2006, due to a $3.6 million, or 25.7%, increase in interest income on loans and a $455,000, or 47.2%, increase in interest income on other interest-earning assets, partially offset by a $241,000, or 8.3%, decrease in interest on investment and mortgage-backed securities. The increase in interest income on loans between the periods is due to the combined effect of an increase in average balance from $219.9 million to

$262.0 million and an increase in average yield from 6.37% to 6.72%. The increase in interest income on other interest-earnings assets is due to the impact of an increase in average balance from $23.1 million to $34.7 million, partially offset by a decrease in average yield from 4.17% to 4.09%. Other interest-earning assets are primarily comprised of cash and interest-bearing deposits in other financial institutions with original maturities of less than ninety days. The decrease in interest income on investment and mortgage-backed securities is due to a decrease in average balance from $78.4 million to $56.2 million, partially offset by an increase in average yield from 3.71% to 4.74%. The decrease in average balance on investment and mortgage-backed securities is primarily due to the sale of Freddie Mac securities and the redeployment of the proceeds from the sale into primarily commercial real estate loans. The increases in average yields on loans and investments are primarily due to an increase in market interest rates.

Total interest expense increased $2.8 million, or 36.3%, in the year ended June 30, 2007. Interest expense on interest-bearing deposits increased by $2.8 million, or 35.7%, primarily due to the effect of an increase in average balance from $296.5 million to $303.8 million and an increase in average rate paid from 2.60% to 3.45%. Interest expense on borrowed funds increased $56,000 due to a slight increase in borrowings during the year to fund loan growth. The increases in average rates paid on interest-bearing deposits and borrowed funds are primarily the result of an increase in market interest rates.

2006 v. 2005. Net interest income increased by $1.3 million, or 14.8%, to $10.1 million in the year ended June 30, 2006.

Total interest income increased by $4.4 million, or 32.7%, to $17.9 million for the year ended June 30, 2006 from the year ended June 30, 2005, due to an increase in the average balance of total interest earning assets of $65.1 million combined with an increase in the average yield on total interest earning assets from 5.25% to 5.56%. Interest income on loans increased $2.5 million, or 21.7%, to $14.0 million between the periods primarily due to the combined impact of an increase in the average balance of loans of $31.2 million to $219.9 million and an increase in average yields from 6.10% in 2005 to 6.37% in 2006. Interest income on securities increased $1.9 million, or 97.0%, to $3.9 million between the periods primarily due to the combined impact of an increase in average balance of investment securities and other interest earning assets of $33.9 million to $101.5 million and an increase in average yields from 3.03% in 2005 to 3.71% in 2006.

Total interest expense increased $3.1 million, or 66.7%, to $7.8 million for the year ended June 30, 2006, due primarily to a 69 basis point increase in average deposit costs from 1.91% to 2.60% and a $56.8 million increase in average balances of interest-bearing liabilities. The increase in average balance was caused by significant increases in municipal deposits in mid-2005. The increases in the average yield on loans and investments and in the average rates paid on interest-bearing deposits is primarily the result of an increase in market interest rates.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Year Ended June 30,								
	2007			2006			2005		
	(Dollars in Thousands)								
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:									
Interest-earning assets:									
Loans	$262,035	$17,603	6.72%	$219,925	$14,008	6.37%	$188,735	$11,507	6.10%
Investment securities	56,164	2,664	4.74	78,407	2,905	3.71	49,041	1,484	3.03
Other interest-earning assets	34,724	1,420	4.09	23,142	965	4.17	18,614	480	3.77
Total interest-earning assets	352,923	21,687	6.14	321,474	17,878	5.56	256,390	13,471	5.25
Noninterest-earning assets	19,376			18,174			17,345		
Total assets	$372,299			$339,648			$273,735		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit accounts	$133,609	3,834	2.87	$147,452	3,601	2.44	$ 71,541	1,078	1.51
Passbook accounts	43,889	782	1.78	44,986	711	1.58	57,957	774	1.34
Certificates of deposit	126,285	5,863	4.64	104,062	3,409	3.28	110,232	2,734	2.48
Total interest-bearing deposits	303,783	10,479	3.45	296,500	7,721	2.60	239,730	4,586	1.91
FHLB advances	2,050	97	4.73	—	41	(a)	2,979	70	2.35
Total interest-bearing liabilities	305,833	10,576	3.46	296,500	7,762	2.62	242,709	4,656	1.92
Noninterest-bearing liabilities	3,491			2,148			1,896		
Total liabilities	309,324			298,648			244,605		
Total stockholders' equity	$362,975			$ 41,000			$ 29,130		
Total liabilities and stockholders' equity	$372,299			$339,648			$273,735		
Net interest income		$11,111			$10,116			$8,815	
Interest rate spread			2.68%			2.94%			3.33%
Net interest margin			3.15%			3.15%			3.44%
Average interest-earning assets to average interest-bearing liabilities			115.40%			108.42%			105.64%

(a) FHLB advances were paid off by the end of each month during the year ended June 30, 2006.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended June 30, 2007 Compared to 2006			Year Ended June 30, 2006 Compared to 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)			(In thousands)		
Interest and dividend income:						
Loans	$2,682	$ 913	$3,595	$2,417	$ 84	$2,501
Investment securities	(824)	583	(241)	1,224	198	1,422
Other interest-earning assets	483	(28)	455	467	18	485
Total interest-earning assets	2,341	1,468	3,809	4,108	300	4,408
Interest expense:						
Deposits	190	2,568	2,758	2,742	394	3,136
FHLB advances	54	2	56	(29)	—	(29)
Total interest-bearing liabilities	244	2,570	2,814	2,713	394	3,107
Net change in net interest income	$2,097	$ (1,102)	$ 995	$1,395	$ (94)	$1,301

Provision for Loan Losses.

2007 v. 2006. The provision for loan losses was $730,000 in 2007 compared to $120,000 in 2006. The provision for loan losses increased in 2007 compared to 2006 primarily as a result of an increase in classified assets and the increase in the size of the loan portfolio, as well as an increase of $2.3 million in nonperforming loans during the year ended June 30, 2007 as compared to a decrease of $658,000 in nonperforming loans during the year ended June 30, 2006. The increase in nonperforming loans is primarily the result of three commercial real estate loans totaling $2.2 million. Management believes there are adequate allowances and collateral securing these loans to cover losses that may result from these nonperforming loans.

2006 v. 2005. The provision for loan losses was $120,000 in 2006 compared to $857,000 in 2005. The provision for loan losses decreased in 2006 compared to 2005 primarily as a result of a decrease in nonaccrual nonresidential real estate and land loans from $532,000 at June 30, 2005 to $183,000 at June 30, 2006, combined with a decrease in nonaccrual consumer and other loans from $350,000 at June 30, 2005 to $36,000 at June 30, 2006. As a result of these decreases and our collection efforts total nonperforming loans decreased from $1.5 million at June 30, 2005 to $821,000 at June 30, 2006.

An analysis of the changes in the allowance for loan losses is presented under "*Risk Management—Analysis and Determination of the Allowance for Loan Losses.*"

Other Income. The following table shows the components of other income for the years ended June 30, 2007, 2006 and 2005.

	2007	2006	2005
		(In thousands)	
Service charges	$ 993	$ 915	$ 795
Gain on sale loans	38	40	44
Gain (loss) on sale of investments	1,221	(286)	312
Income from Bank Owned Life Insurance	225	225	222
Other	371	295	335
Total	$2,848	$1,189	$1,708

During the year ended June 30, 2007, total other income increased $1.7 million, or 139.5%, due primarily to a $78,000 increase in service charges, a $76,000 increase in other income, and a gain on sale of investments of $1.2 million that was reported for the year ended June 30, 2007 compared to a loss on sale of investments of $286,000 for 2006. The 2007 gain is primarily related to the sale of securities issued by Freddie Mac.

Other Expense. The following table shows the components of other expense and the percentage changes for the years ended June 30, 2007, 2006 and 2005.

	2007	2006	2005	% Change 2007/2006	% Change 2006/2005
		(Dollars in thousands)			
Compensation and employee benefits	$5,538	$4,461	$4,236	24.1%	5.3%
Premises and occupancy expense	1,121	1,010	1,010	11.0	—
Deposit insurance premium	35	36	33	(2.8)	9.1
Advertising expense	294	311	258	(5.5)	20.5
Data processing expense	293	289	277	1.4	4.3
ATM service fees	306	319	260	(4.1)	22.7
Charitable contributions	11	1,878	12	(99.4)	15,550.0
Other operating expenses	1,652	1,268	893	30.3	42.0
Total	$9,250	$9,572	$6,979	(3.4)%	37.2%

2007 v. 2006. For the year ended June 30, 2007, other expenses decreased $322,000, or 3.4%, from the year ended June 30, 2006. The decrease was primarily the result of a $1.9 million decrease in charitable contributions, partially offset by a $1.1 million increase in compensation and benefits expense, and a $384,000 increase in other operating expenses. The reduction in charitable contributions is due to the absence of the 2006 funding of the United Community Charitable Foundation of $1.9 million. The increase in compensation and benefit expense is due to the addition of stock-based compensation expenses of $596,000 during the year ended June 30, 2007 as well as an increase in the number of employees to staff the new Aurora and St. Leon branches. The increase in other expenses is primarily due to a full year of additional expenses associated with being a public company. Other operating expenses are primarily comprised of miscellaneous loan expense, professional fees, bank fees and office expenses.

2006 v. 2005. In the year ended June 30, 2006, other expenses increased by 37.2%, to $9.6 million, primarily due to a $1.9 million contribution to the UCB Charitable Foundation in connection with the Bank's reorganization into the mutual holding company structure, and increases in compensation and employee benefits, advertising expense, data processing expense, ATM service fees and other operating expense. The increase in other operating expenses includes approximately $225,000 in increased professional fees and expenses associated with the reorganization and being a public company. The increase in salaries and employee benefits is a result of the increase in the number of employees to staff our new Aurora and proposed St. Leon branches, and to accommodate an increase in the volume of deposit and lending relationships and due to higher compensation costs resulting from increased competition in the labor market.

Income Taxes.

2007 v. 2006. Income tax expense increased $910,000 to $1.5 million for the year ended June 30, 2007, compared to $575,000 for 2006. The effective tax rate increased to 37.3% in 2007 from 35.6% in 2006. The increase in expense is primarily due to a $2.4 million increase in pre-tax earnings as well as an increase in the effective tax rate resulting primarily from nondeductible charges related to compensation expense recognized for incentive stock option awards.

2006 v. 2005. Income tax expense for the year ended June 30, 2006 was $575,000 as compared to $642,000 for the year ended June 30, 2005 due to a decrease in pre-tax earnings from $2.7 million to $1.6 million, the impact of which was partially offset by the absence of the 2005 Historic Tax Credit on our main office building which did not recur in 2006.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. This strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late charge notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30th day of delinquency, a further notification is sent to the borrower. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we may commence foreclosure or other legal proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure, all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is initially recorded at the lower of its cost, or market, less estimate selling expenses. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans:					
Residential real estate:					
One- to four-family	$ 810	$602	$ 597	$ 891	$648
Nonresidential real estate and land	2,264	183	532	159	—
Consumer and other loans	85	36	350	72	44
Total	3,159	821	1,479	1,122	692
Accruing loans past due 90 days or more:					
Residential real estate:					
One- to four-family	—	—	—	—	15
Nonresidential real estate and land	—	—	—	—	—
Total	—	—	—	—	15
Total of nonaccrual loans and accruing loans 90 days or more past due	3,159	821	1,479	1,122	707
Real estate owned	111	151	80	80	—
Other nonperforming assets	—	—	—	165	165
Total nonperforming assets	$3,270	$972	$1,559	$1,367	$872
Total nonperforming loans to total loans	1.14%	0.33%	0.72%	0.61%	0.47%
Total nonperforming loans to total assets	0.83	0.23	0.45	0.44	0.26
Total nonperforming assets to total assets	0.86	0.27	0.47	0.53	0.33

Interest income that would have been recorded for the year ended June 30, 2007 had nonaccruing loans been current according to their original terms was, in each case, not material. No interest related to nonaccrual loans was included in interest income for the year ended June 30, 2007.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention or substandard, we account for those classifications when establishing a general allowance for loan losses. If we classify an asset as doubtful, we allocate an amount equal to 50% of the portion of the asset classified doubtful. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,	
	2007	2006
	(In thousands)	
Special mention assets	$ 4,185	$4,911
Substandard assets	10,471	3,509
Doubtful assets	—	1
Loss assets	635	165
Total classified assets	$15,291	$8,586

Other than disclosed in the above tables, there are no other loans at June 30, 2007 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms. The increase in substandard assets is due to a deterioration in the quality and/or performance of six commercial real estate loan relationships totaling $9.7 million. Management believes there are adequate allowances and collateral securing these loans to cover losses that may result from these nonperforming loans. All of the loans except three were less than 90 days delinquent at June 30, 2007.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,					
	2007		2006		2005	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)					
Residential real estate:						
One- to four-family	$1,878	$ 131	$ 1,603	$ 901	$ 983	$860
Multi-family	3,315	178	—	—	66	—
Nonresidential real estate and land	2	968	30	95	168	15
Consumer and other loans	66	13	120	36	704	49
Total	$5,261	$1,290	$1,753	$1,032	$1,921	$924

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowance Required for Identified Problem Loans. We establish an allowance on certain identified problem loans based on such factors as: (1) the strength of the customer's personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, specific reserve and classified asset trends, delinquency trends and risk rating trends. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

As a result of our systematic analysis of the adequacy of the allowance for loan losses, the loss factors we presently use to determine the reserve level were updated in 2007 based on various risk factors such as trends in underperforming loans, trends and concentrations in loans and loan volume, economic trends in our market area, particularly the impact of the gaming and tourism industry on the economy of our market area, the effect of which has become significant in recent periods. In order to reflect trends in the composition of our loan portfolio and in our recent historical loan loss experience, we increased the allowance percentage on certain loan categories which demonstrated a higher risk of loss and decreased the allowance percentage on certain loan categories which demonstrated a lower risk of loss. The update to the allowance percentages resulted in a decrease in the amount of the allowance allocated to loans secured by one- to four-family residential properties and an increase in the amount of the allowance allocated to loans secured by multi-family real estate, nonresidential real estate and loans, commercial business loans and consumer loans.

We also identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

At June 30, 2007, our allowance for loan losses represented 0.97% of total gross loans and 84.55% of nonperforming loans. The allowance for loan losses increased $566,000 to $2.7 million at June 30, 2007 from $2.1 million at June 30, 2006 due to the provision for loan losses of $730,000, partially offset by net charge-offs of $164,000. The provision for loan losses in 2007 reflects an increase in nonaccrual residential real estate loans from $602,000 at June 30, 2006 to $810,000 at June 30, 2007, combined with an increase in nonaccrual nonresidential real estate and land loans from $183,000 at June 30, 2006 to $2.3 million at June 30, 2007. The allowance for loan losses increased due to the combined effect of increases in assets classified Substandard, Doubtful and Loss from $3.7 million at June 30, 2006 to $11.1 million at June 30, 2007 and increases in nonperforming loans from $821,000 at June 30, 2006 to $3.2 million at June 30, 2007. The classified asset increase is due to a deterioration in the quality and/or performance of six commercial real estate loan relationships totaling $9.7 million. The increase in nonperforming loans is primarily due to three commercial real estate loans totaling $2.2 million. Management believes there are adequate allowances and collateral securing these loans to cover losses that may result from these nonperforming loans.

At June 30, 2006, our allowance for loan losses represented 0.85% of total gross loans and 256.39% of nonperforming loans. The allowance for loan losses decreased $161,000 to $2.1 million at June 30, 2006 from $2.3 million at June 30, 2005 due to the provision for loan losses of $120,000, partially offset by net charge-offs of $281,000. The provision for loan losses in 2006 primarily reflects a decrease in nonaccrual real estate and land loans from $532,000 at June 30, 2005 to $183,000 at June 30, 2006, combined with a decrease in nonaccrual consumer and other loans from $350,000 at June 30, 2005 to $36,000 at June 30, 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,								
	2007			2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
Residential real estate	$ 331	12.4 %	58.9%	$ 484	23.0 %	55.4 %	$ 841	37.1 %	59.6%
Nonresidential real estate and land	1,949	73.0	27.5	1,361	64.6	29.6	1,102	48.6	28.8
Commercial	10	0.4	2.1	14	0.7	2.0	52	2.3	2.4
Consumer	381	14.2	8.1	246	11.7	8.5	271	12.0	6.3
Construction	—	—	3.4	—	—	4.5	—	—	2.9
Total allowance for loan losses	$ 2,671	100.0 %	100.0%	$ 2,105	100.0 %	100.0 %	$ 2,266	100.0 %	100.0%
Total loans	$278,270			$247,806			$205,514		

	At June 30,					
	2004			2003		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in Thousands)					
Residential real estate	$ 996	64.26%	64.9%	$ 997	67.2%	69.9%
Nonresidential real estate and land	344	22.19	26.4	274	18.5	20.5
Commercial	22	1.42	1.1	21	1.4	1.4
Consumer	188	12.13	7.0	192	12.9	7.1
Construction	—	—	0.6	—	—	1.1
Total allowance for loan losses	$ 1,550	100.00%	100.0%	$ 1,484	100.0%	100.0%
Total loans	$182,581			$147,989		

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	Year Ended June 30,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance at beginning of period	$2,105	$2,266	$1,550	$1,484	$ 974
Provision for loan losses	730	120	857	120	620
Charge-offs:					
Real estate	82	18	47	42	71
Nonresidential real estate and land	—	—	1	—	—
Consumer and other loans	129	271	128	34	42
Total charge-offs	211	289	176	76	113
Recoveries:					
Real estate	—	—	—	14	—
Consumer and other loans	47	8	35	8	3
Total recoveries	47	8	35	22	3
Net charge-offs	(164)	(281)	(141)	(54)	(110)
Allowance at end of period	$2,671	$2,105	$2,266	$1,550	$1,484
Allowance to nonperforming loans	84.55%	256.39%	153.21%	138.15%	209.90%
Allowance to total loans outstanding at the end of the period	0.97%	0.85%	1.10%	0.85%	1.00%
Net charge-offs to average loans outstanding during the period	0.06%	0.12%	0.07%	0.03%	0.07%

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and generally selling in the secondary market newly originated conforming fixed-rate 15-, 20- and 30-year one- to four-family residential real estate loans and available-for-sale securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management and Board members, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income.

Net Portfolio Value Analysis. We use a net portfolio value analyses prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 200 basis points.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at June 30, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value (Dollars in Thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**Amount**	**Change**	**% Change**	**NPV Ratio**	**Change (bp)**
300	$49,164	$(15,541)	(24)%	13.10%	(334)bp
200	54,890	(9,815)	(15)	14.38	(206)
100	59,831	(4,874)	(8)	15.44	(101)
0	64,705	—	—	16.44	—
(100)	68,825	4,120	6	17.26	81
(200)	72,762	8,058	12	18.01	156

The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the Federal Home Loan Bank of Indianapolis. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demands; (2) expected deposit flows, in particular municipal deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $43.0 million at June 30, 2007. Securities classified as available-for-sale whose market value exceeds our cost, which provide additional sources of liquidity, totaled $1.3 million at June 30, 2007. Total securities classified as available-for-sale were $43.9 million at June 30, 2007. In addition, at June 30, 2007, we had the ability to borrow a total of approximately $83.0 million from the Federal Home Loan Bank of Indianapolis.

At June 30, 2007, we had $26.4 million in loan commitments outstanding consisting of $7.3 million in mortgage loan commitments, $13.2 million in unused home equity lines of credit and $5.9 million in commercial lines of credit. At June 30, 2007, we also had $3.3 million of letters of credit outstanding. Certificates of deposit due within one year of June 30, 2007 totaled $107.0 million. This represented 75.1% of certificates of deposit at June 30, 2007. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of June 30, 2007.

		Payments Due by Period			
Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	More Than 5 Years
			(In thousands)		
At June 30, 2007					
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	39,000	30,000	9,000	—	—
Other long-term liabilities reflected on the balance sheet	—	—	—	—	—
Total	$39,000	$30,000	$ 9,000	$ —	$ —

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended June 30,		
	2007	2006	2005
		(In thousands)	
Investing activities:			
Loans disbursed or closed	$(79,849)	$(90,397)	$(76,728)
Loan principal repayments	51,118	46,119	51,906
Proceeds from maturities and principal repayments of securities	32,311	31,010	11,711
Proceeds from sales of securities available-for-sale	1,239	8,973	6,911
Purchases of securities	(177)	(80,311)	(128)
Capital expenditures	(1,764)	(635)	(981)
Financing activities:			
Increase (decrease) in deposits	26,244	(9,572)	71,440
Proceeds from Federal Home Loan Bank advances	30,600	30,000	39,550
Repayments of Federal Home Loan Bank advances	(30,600)	(30,000)	(39,550)
Net proceeds from issuance of common stock	—	33,133	—
Dividends paid to stockholders	(1,034)	(267)	—
Repurchases of common stock	(2,239)	—	—

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,"* and Note 16 to the consolidated financial statements included in Item 8 to this Annual Report on Form 10-K.

The capital from the March 2006 stock offering increased our consolidated equity by $30.5 million. The capital from the offering significantly increased our liquidity and capital resources. Over time, our initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations are expected to be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the equity incentive plan or, with prior regulatory approval, when extraordinary circumstances exist.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments and unused lines of credit, see Note 14 of the notes to the consolidated financial statements. We currently have no plans to engage in hedging activities in the future.

For the years ended June 30, 2007 and June 30, 2006, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." This statement amends FASB Statement No. 140 and requires that all separately recognized servicing rights be initially measured at fair value, if practicable. For each class of separately recognized servicing assets and liabilities, this statement permits the Company to choose either to report servicing assets and liabilities at fair value or at amortized cost. Under the fair value approach, servicing assets and liabilities will be recorded at fair value at each reporting date with changes in fair value recorded in earnings in the period in which the changes occur. Under the amortized cost method, servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are assessed for impairment based on fair value at each reporting date. This statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material effect on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires the recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The Company does not expect the adoption of FIN 48 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, which concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The pronouncement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". The issue requires that an employer who issues an endorsement split-dollar life insurance arrangement that provides a benefit to an employee should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", if in substance a postretirement plan exists, or Accounting Principles Board (APB) Opinion No. 12, "Omnibus Opinion", if the arrangement is, in substance, an individual deferred compensation contract, based on the substantive agreement with the employee. This issue is effective for fiscal years beginning after December 31, 2007 with earlier application permitted. Management is currently assessing the impact of this issue on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements." SAB 108 was issued to provide guidance in quantifying the effects of financial statement misstatements. SAB 108 requires the Company to quantify the materiality of such errors under both the "rollover" and "iron curtain" approaches. The Company does not expect any material effect from the application of SAB 108.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 155". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company does not expect this statement to have a material effect on its consolidated financial statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this report have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is incorporated herein by reference to the section captioned "Risk Management" in Item 7 of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered
Public Accounting Firm

To the Board of Directors of
United Community Bancorp and Subsidiary:

We have audited the consolidated balance sheets of United Community Bancorp and Subsidiary as of June 30, 2007 and 2006 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Bancorp and Subsidiary as of June 30, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
September 24, 2007

UNITED COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Statements of Financial Condition

June 30, 2007 and 2006

(In thousands, except shares)		June 30, 2007		June 30, 2006
Assets				
Cash and cash equivalents	$	43,025	$	15,010
Investment securities:				
Securities available for sale - at estimated market value		17,231		42,083
Securities held to maturity - at amortized cost (market approximates cost)		223		245
Mortgage-backed securities available for sale - at estimated market value		26,701		34,263
Loans receivable, net		273,605		244,537
Property and equipment, net		6,734		5,427
Federal Home Loan Bank stock, at cost		1,730		1,687
Accrued interest receivable:				
Loans		1,440		1,358
Investments and mortgage-backed securities		444		581
Other real estate owned, net		111		151
Cash surrender value of life insurance policies		6,362		6,124
Deferred income taxes		2,349		1,964
Prepaid expenses and other assets		1,106		1,277
Total assets	$	381,061	$	354,707
Liabilities and Stockholders' Equity				
Deposits	$	316,051	$	289,807
Accrued interest on deposits		74		114
Advances from borrowers for payment of insurance and taxes		192		149
Accrued expenses and other liabilities		2,283		2,152
Total liabilities		318,600		292,222
Stockholders' equity				
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued		-		-
Common stock, $0.01 par value; 19,000,000 shares authorized, 8,464,000 shares issued at June 30, 2007 and June 30, 2006; 8,288,106 and 8,464,000 shares outstanding at June 30,2007 and June 30, 2006, respectively		36		36
Additional paid-in capital		37,041		36,415
Retained earnings		31,096		29,636
Less unearned ESOP shares		(3,071)		(3,318)
Less treasury stock, at cost - 175,894 shares at June 30, 2007		(2,239)		-
Accumulated other comprehensive income:				
Unrealized loss on securities available for sale, net of income taxes		(402)		(284)
Total stockholders' equity		62,461		62,485
Total liabilities and stockholders' equity	$	381,061	$	354,707

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Statements of Income
Years ended June 30,

(In thousands, except per share data)	2007	2006	2005
Interest income:			
Loans	$ 17,603	$ 14,008	$ 11,507
Investments and mortgage - backed securities	4,084	3,870	1,964
Total interest income	21,687	17,878	13,471
Interest expense:			
Deposits	10,479	7,721	4,586
Borrowed funds	97	41	70
Total interest expense	10,576	7,762	4,656
Net interest income	11,111	10,116	8,815
Provision for loan losses	730	120	857
Net interest income after provision for loan losses	10,381	9,996	7,958
Other income (loss):			
Service charges	993	915	795
Gain on sale of loans	38	40	44
Gain (loss) on sale of investments	1,221	(286)	312
Income from Bank Owned Life Insurance	225	225	222
Other	371	295	335
Total other income	2,848	1,189	1,708
Other expense:			
Compensation and employee benefits	5,538	4,461	4,236
Premises and occupancy expense	1,121	1,010	1,010
Deposit insurance premium	35	36	33
Advertising expense	294	311	258
Data processing expense	293	289	277
ATM service fees	306	319	260
Charitable contributions	11	1,878	12
Other operating expenses	1,652	1,268	893
Total other expense	9,250	9,572	6,979
Income before income taxes	3,979	1,613	2,687
Income tax provision	1,485	575	642
Net income	$ 2,494	$ 1,038	$ 2,045
Basic and diluted earnings per share (1)	$ 0.31	$ 0.09	$ N/A

(1) Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the initial public offering on March 30, 2006, earnings per share for 2006 is based solely on earnings subsequent to that date. For the 2005 period, no shares of common stock were outstanding.

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Statements of Comprehensive Income (Loss)
For the years ended
(In thousands)

	June 30, 2007	June 30, 2006	June 30, 2005
Net income	$ 2,494	$ 1,038	2,045
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) on available for sale securities during the period	688	(1,244)	313
Less reclassification adjustment for (gains) losses on available for sale securities included in income	(806)	189	(206)
Total comprehensive income (loss)	$ 2,376	$ (17)	2,152

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

(In thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Unrealized Gain (Loss) on Securities Available for Sale	Total
Balance at June 30, 2004	$ -	-	26,920	-	-	664	27,584
Net income - June 30, 2005	-	-	2,045	-	-	-	2,045
Unrealized loss on investments:							
Net change during the year, net of deferred taxes of $70	-	-	-	-	-	107	107
Balance at June 30, 2005	$ -	-	28,965	-	-	771	29,736
Issuance of common stock	36	36,415	-	-	-	-	36,451
Capitalization of mutual holding company	-	-	(100)	-	-	-	(100)
Purchase of ESOP shares	-	-	-	(3,318)	-	-	(3,318)
Net income - June 30, 2006	-	-	1,038	-	-	-	1,038
Cash dividends of $0.07 per share*	-	-	(267)	-	-	-	(267)
Unrealized loss on investments:							
Net Change during year, net of deferred taxes of $(692)	-	-	-	-	-	(1,055)	(1,055)
Balance at June 30, 2006	$ 36	$ 36,415	$ 29,636	$ (3,318)	$ -	$ (284)	$ 62,485
Net income	-	-	2,494	-	-	-	2,494
Cash dividends of $0.29 per share*	-	-	(1,034)	-	-	-	(1,034)
Stock-based compensation expense	-	596	-	-	-	-	596
Amortization of ESOP shares	-	30	-	247	-	-	277
Shares repurchased	-	-	-	-	(2,239)	-	(2,239)
Unrealized loss on investments:							
Net change during the period, net of deferred taxes of $82	-	-	-	-	-	(118)	(118)
Balance at June 30, 2007	$ 36	$ 37,041	$ 31,096	$ (3,071)	$ (2,239)	$ (402)	$ 62,461

* paid on all shares other than MHC

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)	For the year ended June 30, 2007	2006	2005
Operating activities:			
Net income	$ 2,494	$ 1,038	$ 2,045
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	457	433	417
Provision for loan losses	730	120	857
Deferred loan origination fees (costs)	(21)	(106)	(74)
Amortization of premium (discounts) on investments	88	101	300
Proceeds from sale of loans	2,284	2,405	1,916
Loans disbursed for sale in the secondary market	(2,267)	(2,386)	(1,889)
Gain on sale of loans	(38)	(40)	(44)
Loss (gain) on sale of available for sale investment securities	(1,221)	286	(312)
Loss (gain) on sale of other real estate owned	69	(31)	-
Deferred income taxes	(304)	(652)	(426)
Effects of change in operating assets and liabilities:			
Accrued interest receivable	55	(485)	(218)
Prepaid expenses and other assets	171	(260)	(118)
Accrued interest on deposits	(40)	52	(53)
Accrued expenses and other	131	97	656
Net cash provided by operating activities	2,588	572	3,057
Investing activities:			
Proceeds from maturity of available for sale investment securities	24,379	18,300	-
Proceeds from sale of available for sale investment securities	1,239	8,973	6,911
Proceeds from maturity of held to maturity investment securities	22	20	408
Proceeds from repayment of mortgage-backed securities available for sale	7,910	12,690	11,303
Proceeds from sale of other real estate owned	304	320	-
Proceeds from sale of Federal Home Loan Bank stock	76		
Purchases of mortgage-backed securities available for sale	-	(29,433)	-
Purchases of available for sale investment securities	(177)	(50,878)	(58)
Purchases of Federal Home Loan Bank stock	(119)	-	(70)
Net (increase) decrease in loans	(29,219)	(44,027)	(22,372)
Increase in cash surrender value of life insurance	(238)	(225)	(222)
Capital expenditures	(1,764)	(635)	(981)
Net cash provided (used) by investing activities	2,413	(84,895)	(5,081)
Financing activities:			
Net increase (decrease) in deposits	26,244	(9,572)	71,440
Proceeds from Federal Home Loan Bank advances	30,600	30,000	39,550
Repayments of Federal Home Loan Bank advances	(30,600)	(30,000)	(39,550)
Proceeds from stock issuance, net of conversion cost	-	33,133	-
Capitalization of mutual holding company	-	(100)	-
Dividends paid to stockholders	(1,034)	(267)	-
Repurchases of common stock	(2,239)	-	-
Net increase in advances from borrowers for payment of insurance and taxes	43	(124)	166
Net cash provided by financing activities	23,014	23,070	71,606
Net increase (decrease) in cash and cash equivalents	28,015	(61,253)	69,582
Cash and cash equivalents at beginning of period	15,010	76,263	6,681
Cash and cash equivalents at end of period	$ 43,025	15,010	76,263

See accompanying notes to consolidated financial statements.

UNITED COMMUNITY BANCORP

Notes to Consolidated Financial Statements

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Community Bancorp (the "Company") is a Federally-chartered corporation, which was organized to be the mid-tier holding company for United Community Bank (the "Bank"), which is a Federally-chartered, FDIC-insured savings bank. The Company was organized in conjunction with the Bank's reorganization from a mutual savings bank to the mutual holding company structure on March 30, 2006 (NOTE 2). Financial statements prior to the reorganization were the financial statements of the Bank. United Community MHC, a Federally-chartered corporation, is the mutual holding company parent of the Company. United Community MHC owns 55% of the Company's outstanding common stock and must always own at least a majority of the voting stock of the Company. In addition to the shares of the Company, United Community MHC was capitalized with $100,000 in cash from the Company. The Company, through the Bank, operates in a single business segment providing traditional banking services through its office and branches in South Eastern Indiana.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions in the Company's financial statements are recorded in the allowance for loan losses and deferred income taxes. Actual results could differ significantly from those estimates.

PRINCIPLES OF CONSOLIDATION – The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS – For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits in other financial institutions with original maturities of less than ninety days. FHLB deposits included in cash and cash equivalents approximated $30,761,000 and $11,537,000 at June 30, 2007 and 2006, respectively.

INVESTMENT SECURITIES – Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held to maturity, trading, and available for sale, in accordance with Statement of Financial Accounting Standards ("SFAS") No., 115, "Accounting for Certain Investments in Debt and Equity Securities". Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Bank had no trading securities at June 30, 2007 and 2006. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred taxes.

Securities are recorded net of applicable premium or discount with the premium or discount being amortized on the interest method over the estimated average life of the investment.

The Bank designates its investments in U. S. League Intermediate-Term Portfolio, Federal Home Loan Mortgage Corporation Common Stock and certain mortgage-backed securities as available for sale.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans held for sale are recorded at lower of cost or market determined in the aggregate. The Bank had no loans designated as held for sale at June 30, 2007 and 2006.

The Bank defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the contractual life of the loan as an adjustment of yield in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate resulting in a "yield differential". In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less normal servicing fees, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated minimum servicing fee set forth by the government agencies to whom the loans are sold. Such servicing fees are amortized to operations over the life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower than original estimates, then the related adjustments are made prospectively.

The mortgage servicing rights recorded by the Bank are segregated into pools for valuation purposes using as pooling criteria the loan term and coupon rate in accordance with SFAS No., 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125". Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of the future earnings that a purchaser could expect to realize from each portfolio. Earnings are projected from a variety of sources including loan-servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. The present value of future earnings is the "economic" value for the pool.

The allowance for loan and real estate losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks such as amount of loan, type of loan, concentrations, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on judgments different from those of management.

Although management uses the best information available to make these estimates, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control.

The Bank's internal asset review committee reviews each loan with three or more delinquent payments, and each loan ninety days or more past due, and decides on whether the circumstances involved give reason to place the loan on non-accrual status. The Board of Directors reviews this information as determined by the internal asset review committee each month. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in multi-family and nonresidential loans, such loans are collateral dependent and, as a practical expedient, are carried at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment at that time.

CONCENTRATION OF CREDIT RISK - The Bank grants primarily residential loans to customers in local counties in South Eastern Indiana. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local economy.

Management may, at times, maintain deposit accounts with financial institutions in excess of federal deposit insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

OTHER REAL ESTATE OWNED - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. Holding costs are expensed when incurred. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

PROPERTY AND EQUIPMENT - Property and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Land improvements	7 – 15 years
Buildings	15 – 39 years
Furniture and equipment	3 – 10 years

Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are charged to operations in the period incurred.

INCOME TAXES -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible or taxable temporary differences or carry forward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carry forward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Company's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for certain components of compensation and post-retirement expense and book and tax bad debt deductions. Additional temporary differences result from depreciation expense computed utilizing accelerated methods for tax purposes, and for limitations on annual deductions related to charitable contributions to the UCB Charitable Foundation (NOTE 2).

EMPLOYEE STOCK OWNERSHIP PLAN - The Company accounts for the United Community Bank Employee Stock Ownership Plan ("ESOP") in accordance with AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans". In accordance with SOP 93-6, ESOP shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are committed to be released from collateral, the Bank will record compensation expense equal to the current market price of the shares. To the extent that the fair value of the ESOP shares differs from the cost of such charges, the difference will be credited to stockholders' equity as additional paid-in capital. Additionally, the shares will become outstanding for basic net income per share computations.

STOCK-BASED COMPENSATION - The Company applies the provisions of SFAS No. 123(R), "Share-Based Payment" to stock-based compensation, which requires the Company to measure the cost of employee services received in exchange for awards of equity instruments and to recognize this cost in the financial statements over the period during which the employee is required to provide such services. The Company has elected to recognize compensation cost associated with its outstanding stock-based compensation awards with graded vesting on an accelerated basis pursuant to SFAS No. 123(R). The expense is calculated for stock options at the date of grant using the Black-Scholes option pricing model. The expense associated with restricted stock awards is calculated based upon the value of the common stock on the date of grant.

EARNINGS PER SHARE – Basic earnings per share ("EPS") is based on the weighted average number of common shares actually outstanding, adjusted for ESOP shares not yet committed to be released. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effects of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method.

Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the Company's initial public offering on March 30, 2006, earnings per share for 2006 is based solely on earnings subsequent to that date. For the 2005 period, there were no shares of common stock outstanding.

The following is a reconciliation of the basic and diluted weighted average number of common shares outstanding.

	For the year ended June 30, 2007
Basic weighted average outstanding shares	8,069,868
Effect of dilutive stock options and restricted stock	15,600
Diluted weighted average outstanding shares	8,085,468

COMPREHENSIVE INCOME – The Company presents in the consolidated statement of comprehensive income those amounts from transactions and other events which currently are excluded from the consolidated statement of income and are recorded directly to stockholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS – SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate the value. For financial instruments where quoted market prices are not available, fair values are estimated using present value or other valuation methods.

The following methods and assumptions are used in estimating the fair values of financial instruments:

Cash and cash equivalents

The carrying values presented in the consolidated statements of position approximate fair value.

Investments and mortgage-backed securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest, terms, and by performing and non-performing categories. The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant non-performing loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Federal Home Loan Bank stock

The carrying values presented in the consolidated statements of position approximate fair value.

Deposits

The fair value of passbook accounts, NOW accounts, and money market savings and demand deposits approximates their carrying values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar maturities.

Off-balance sheet items

Carrying value is a reasonable estimate of fair value. These instruments are generally variable rate or short-term in nature, with minimal fees charged.

ADVERTISING - The Bank expenses advertising costs as incurred. Advertising costs consist primarily of television, radio, newspaper and billboard advertising.

RECLASSIFICATIONS – Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) establishes the accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The statement eliminates the ability to account for share-based compensation transactions, including stock option grants, using the intrinsic value method and generally requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123(R) replaces SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25. The pronouncement is effective for non-accelerated filers in fiscal years beginning on or after December 15, 2006, with early application allowed.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." This statement amends FASB Statement No. 140 and requires that all separately recognized servicing rights be initially measured at fair value, if practicable. For each class of separately recognized servicing assets and liabilities, this statement permits the Company to choose either to report servicing assets and liabilities at fair value or at amortized cost. Under the fair value approach, servicing assets and liabilities will be recorded at fair value at each reporting date with changes in fair value recorded in earnings in the period in which the changes occur. Under the amortized cost method, servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are assessed for impairment based on fair value at each reporting date. This statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material effect on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires the recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The Company does not expect the adoption of FIN 48 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, which concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The pronouncement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". The issue requires that an employer who issues an endorsement split-dollar life insurance arrangement that provides a benefit to an employee should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", if in substance a postretirement plan exists, or Accounting Principles Board (APB) Opinion No. 12, "Omnibus Opinion", if the arrangement is, in substance, an individual deferred compensation contract, based on the substantive agreement with the employee. This issue is effective for fiscal years beginning after December 31, 2007 with earlier application permitted. Management is currently assessing the impact of this issue on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements." SAB 108 was issued to provide guidance in quantifying the effects of financial statement misstatements. SAB 108 requires the Company to quantify the materiality of such errors under both the "rollover" and "iron curtain" approaches. The Company does not expect any material impact from the application of SAB 108.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 155". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company does not expect this statement to have a material effect on its consolidated financial statements.

NOTE 2 – PLAN OF REORGANIZATION AND STOCK ISSUANCE

On March 30, 2006, the Bank completed its reorganization into a mutual holding company structure and the Company completed its related initial stock offering. A total of 3,647,984 shares of common stock were sold in the offering for total gross proceeds of $36,479,840. In addition, 4,655,200 shares were issued to United Community MHC, the federally chartered mutual holding company formed in connection with the reorganization. The Bank contributed $250,000 and 160,816 shares of the Company's common stock UCB Charitable Foundation (Foundation), which was established by the Bank in connection with the reorganization. The contribution to the Foundation resulted in expense of $1,858,000 in the Company's consolidated statement of income for the year ended June 30, 2006.

Reorganization and stock issuance costs of $1,637,000 were incurred during the year ended June 30, 2006. These costs have been accounted for as a reduction of the stock proceeds.

NOTE 3 – INVESTMENT SECURITIES

Investment securities available for sale at June 30, 2007 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
U.S. League Intermediate - Term Portfolio	$ 2,069	-	56	2,013
Callable bonds-U.S. Government corporations and agencies	13,843	-	233	13,610
Federal Home Loan Mortgage Corporation Common Stock	9	565	-	574
Municipal bonds	960	-	7	953
Other equity securities	78	3	-	81
	$16,959	568	296	17,231

Investment securities held to maturity at June 30, 2007 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
Municipal bonds	$223	-	-	$223

Investment securities available for sale at June 30, 2006 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
U.S. League Intermediate - Term Portfolio	$ 1,970	-	52	1,918
Callable bonds-U.S. Government corporations and agencies	38,127	-	487	37,640
Federal Home Loan Mortgage Corporation Common Stock	27	1,560	-	1,587
Municipal bonds	960	-	22	938
	$41,084	1,560	561	42,083

Investment securities held to maturity at June 30, 2006 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
Municipal bonds	$245	-	-	245

The callable bonds and municipal bonds available for sale have the following maturities at June 30, 2007:

	Amortized cost	Estimated market value
	(In thousands)	
Due or callable in one year or less	$ 7,326	7,262
Due or callable in 1 - 5 years	5,229	5,170
Due or callable in 5 - 10 years	2,248	2,131
	$14,803	14,563

All of the other securities available for sale at June 30, 2007 are due, callable or saleable within one year. The investment securities held to maturity at June 30, 2007 are due in five to ten years.

Gross proceeds on sale of investment and mortgage-backed securities were $1,239,000, $8,973,000, and $6,911,000 for the years ended June 30, 2007, 2006, and 2005, respectively. Gross realized gains for the years ended June 30, 2007, 2006, and 2005 were $1,221,000, $0, and $320,000, respectively. Gross realized losses for the years ended June 30, 2007, 2006, and 2005 were $0, $286,000, and $9,000, respectively.

The table below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at June 30, 2007 and 2006:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(Dollars in thousands)			
June 30, 2007						
U.S. League Intermediate - Term Portfolio & Callable Government agencies	$ -	-	15,623	289	15,623	289
Municipal bonds	-	-	953	7	953	7
Mortgage-backed securities	-	-	26,002	954	26,002	954
	$ -	-	42,578	1,250	42,578	1,250
Number of investments	-		57		57	
June 30, 2006						
U.S. League Intermediate - Term Portfolio & Callable Government agencies	$33,303	239	6,255	300	39,558	539
Municipal bonds	380	10	558	12	938	22
Mortgage-backed securities	24,685	1,079	9,020	405	33,705	1,484
	$58,368	1,328	15,833	717	74,201	2,045
Number of investments	40		38		78	

Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

The detail of interest and dividends on investment securities is as follows for June 30:

	2007	2006	2005
		(In thousands)	
Taxable interest income	$4,012	3,779	1,875
Nontaxable interest income	40	42	53
Dividends	32	49	36
	$4,084	3,870	1,964

NOTE 4 – MORTGAGE-BACKED SECURITIES

Mortgage-backed securities available for sale at June 30, 2007 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
FNMA	$ 18,137	9	564	17,582
FHLMC	9,064	3	368	8,719
GNMA	421	-	21	400
	$ 27,642	12	953	26,701

Mortgage-backed securities available for sale at June 30, 2006 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(In thousands)		
FNMA	$ 24,323	11	931	23,403
FHLMC	10,890	-	523	10,367
GNMA	523	-	30	493
	$ 35,736	11	1,484	34,263

The maturity of the mortgage-backed securities is based on the repayment of the underlying mortgages and is as follows at June 30, 2007:

	Amortized cost	Estimated market value
	(In thousands)	
Due in 5 - 10 years	$14,456	14,022
Due in greater than 10 years	13,186	12,679
	$27,642	26,701

NOTE 5 – LOANS RECEIVABLE

Loans receivable at June 30, 2007 and 2006 consist of the following:

	June 30, 2007	June 30, 2006
	(In thousands)	
Residential real estate		
One-to-four family	$126,398	$117,060
Multi family	37,500	20,250
Construction	9,507	11,228
Nonresidential real estate and land	76,333	73,419
Consumer and other loans	28,532	25,849
	278,270	247,806
Less:		
Allowance for losses	2,671	2,105
Undisbursed portion of loans in process	2,294	1,443
Deferred loan fees (costs)	(300)	(279)
	$273,605	$244,537

As of June 30, 2007 and 2006, the Bank was servicing loans for the benefit of others in the amount of $25,890,000 and $27,770,000, respectively. The Bank recognized $38,000, $21,000, and $17,000 of pre-tax gains on sale of loans related primarily to capitalized mortgage servicing rights during the years ended June 30, 2007, 2006 and 2005, respectively. The carrying value of mortgage servicing rights approximated $231,000 and $246,000 as of June 30, 2007 and 2006, respectively. No impairment has been recognized on the mortgage service assets and correspondingly, no valuation allowance has been recognized as of June 30, 2007 and 2006.

The amount of loans classified as nonaccrual totaled approximately $3,159,000 and $821,000 at June 30, 2007 and 2006, respectively. Interest income from these nonaccrual loans during the years ended June 30, 2007, 2006 and 2005 was immaterial. All loans classified as nonaccrual had allowances determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures". At June 30, 2007 and 2006, the recorded investment in loans for which impairment has been recognized was approximately $2,231,000 and $385,000, respectively, with related reserves of $635,000 and $195,000, respectively. The average balance of impaired loans was approximately $1,698,000, $803,000, and $825,000 for the years ended June 30, 2007, 2006 and 2005, respectively. Interest received on impaired loans for the years ended June 30, 2007, 2006 and 2005 was immaterial. The amount of loans over 90 days past due totaled $3,200,000 and $823,000 at June 30, 2007 and 2006, respectively. As of June 30, 2007, the Bank has no commitments to loan additional funds to these borrowers.

The Company sells loans in the secondary market. Mortgage loan sales totaled $2,267,000, $2,386,000, and $1,889,000 during the years ended June 30, 2007, 2006 and 2005, respectively. The Bank had no loans designated as held for sale at June 30, 2007 and 2006. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

Changes in the allowance for losses on loans for the year ended June 30 are as follows:

	2007	2006	2005
		(In thousands)	
Balance at beginning of year	$2,105	2,266	1,550
Provisions charged to income	730	120	857
Charge-offs	(211)	(289)	(156)
Recoveries	47	8	35
Transfers to allowance for losses on other real estate owned	-	-	(20)
Balance at end of year	$2,671	2,105	2,266

NOTE 6 – OTHER REAL ESTATE OWNED

Other real estate owned consists of the following at June 30:

	2007	2006
	(In thousands)	
One to four family	$111	151

Activity in the allowance for losses on real estate owned is as follows for years ended June 30,:

	2007	2006	2005
		(In thousands)	
Balance, beginning of period	$ -	20	-
Charged off upon sale of property	-	(20)	-
Transfers from allowance for loan losses	-	-	20
Balance, end of period	$ -	-	20

The Company had no valuation allowance at either June 30, 2007 or 2006.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2007 and 2006 is summarized as follows:

	June 30,	
	2007	2006
	(In thousands)	
Land and land improvements	$2,242	2,194
Buildings and building improvements	4,407	3,039
Furniture and equipment	2,375	1,833
Construction in-progress	-	189
	9,024	7,255
Less: accumulated depreciation	2,290	1,828
	$6,734	5,427

As of June 30, 2007, the Company entered into an agreement to sell certain land for $750,000, effective March 31, 2008. The cost of the land approximates $700,000, and is included in Land and land improvements at June 30, 2007.

NOTE 8 - DEPOSITS

Deposits at June 30, 2007 and 2006 consist of the following:

	2007		2006	
	(Dollars in thousands)			
	Weighted Average Rate	Balance	Weighted Average Rate	Balance
Demand deposit accounts	1.92%	$ 63,540	2.05%	74,749
Passbook	1.93%	42,166	1.76%	49,549
Money market deposit accounts	3.85%	67,856	3.18%	59,846
Total demand and passbook deposits		173,562		184,144
Certificate of deposits:				
Less than 12 months	5.14%	60,970	3.88%	56,697
12 months to 24 months	5.18%	44,536	4.49%	21,126
24 months to 36 months	4.03%	7,141	3.83%	589
More than 36 months	4.25%	7,840	5.05%	4,619
Individual retirement accounts	4.74%	22,002	3.89%	22,632
Total certificate of deposits		142,489		105,663
Total deposit accounts		$316,051		289,807

Interest paid and accrued on deposits is as follows:

	For the years ended June 30		
	2007	2006	2005
	(In thousands)		
NOW and money market accounts	$3,834	3,601	1,079
Savings	782	711	774
Certificate of deposits	5,863	3,409	2,733
	$10,479	7,721	4,586

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $76,017,000 and $52,376,000 at June 30, 2007 and 2006, respectively. Individual deposits with denominations of more than $100,000 are not federally insured.

Total non-interest bearing deposits were $11,668,000 and $13,082,000 at June 30, 2007 and 2006, respectively. Municipal deposits totaled $138,019,000 and $138,603,000 at June 30, 2007 and 2006, respectively.

Maturities of certificate accounts at June 30, 2007 and 2006 are approximately as follows:

	2007	2006
	(In thousands)	
One year or less	$ 106,991	67,719
1 - 2 years	21,229	24,703
2 - 3 years	9,761	5,994
3 - 4 years	4,182	3,140
4 - 5 years	280	4,064
Over 5 years	46	43
	$ 142,489	105,663

NOTE 9 – FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	(In thousands)			
Financial assets:				
Cash and interest bearing deposits	$ 43,025	43,025	15,010	15,010
Investment securities available for sale	17,231	17,231	42,083	42,083
Investment securities held to maturity	223	223	245	245
Mortgage-backed securities	26,701	26,701	34,263	34,263
Loans receivable	273,605	266,520	244,537	238,549
Accrued interest receivable	1,884	1,884	1,939	1,939
Investment in FHLB stock	1,730	1,730	1,687	1,687
Financial liabilities:				
Deposits	$316,051	322,175	289,807	291,040
Accrued interest payable	74	74	114	114
Off-balance sheet items	-	-	-	-

NOTE 10 – BORROWED FUNDS

Pursuant to collateral agreements with the FHLB, advances are secured by all stock in the FHLB and a blanket pledge agreement for qualifying first mortgage loans. During 2007 and 2006, the amounts advanced from the FHLB were paid in full by June 30, 2007 and 2006.

NOTE 11 – EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan

The Bank has a standard 401(k) profit sharing plan. Eligible participants must be at least 18 years of age and have one year of service. The Bank makes matching contributions based on each employee's deferral contribution. Total expense under the plan for the years ended June 30, 2007, 2006 and 2005 totaled $120,000, $111,000 and $90,000, respectively.

ESOP

Effective upon the consummation of the reorganization (NOTE 2) in March 2006, the United Community Bank Employee Stock Ownership Plan (ESOP) was established for eligible employees. Eligible participants must be at least 18 years of age and have one year of service.

The ESOP used $3,318,000 in proceeds from a term loan obtained from the Company to purchase 331,788 shares of Company common stock. As of June 30, 2007 and 2006, the ESOP owned 313,717 and 331,788 shares, respectively, of the Company's common stock, which were held in a suspense account until released for allocation to the participants. Additionally, as of June 30, 2007, the Company has committed to release 6,600 shares. The Company recognized compensation expense of $277,000 during the year ended June 30, 2007, which equals the fair value of the ESOP shares during the periods in which they became committed to be released. The fair value of the unearned ESOP shares approximated $3,947,000 at June 30, 2007.

Contributions to the ESOP and shares released from the suspense account will be allocated to each eligible participant based on the ratio of each such participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. Participants become 100% vested in their accounts upon three years of service. Participants with less than three years of service are 0% vested in their accounts.

The term loan, which bears interest at 7.75%, is payable in fifteen annual installments of $370,000 through December 31, 2020. Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation to the ESOP participants. Each plan year, in addition to any discretionary contributions, the Company shall contribute cash to the ESOP to enable the ESOP to make its principal and interest payments under the term loan. Company contributions may be reduced by any investment earnings attributable to such contributions and any cash dividends paid with respect to Company stock held by the ESOP.

Deferred Compensation

In March 2002, the Bank adopted a supplemental retirement income program with selected officers and board members. To fund this plan, the Bank purchased single-premium life insurance policies on each officer and director, at a cumulative total cost of $5,100,000. The cash surrender value of these policies was $6,362,000 and $6,124,000 at June 30, 2007 and 2006, respectively. The directors' liability is accrued based on life expectancies, return on investment and a discount rate. For the officers, an annual contribution based on actuarial assumptions is made to a secular trust with the employee as beneficiary. Deferred compensation payments are funded by available assets in the secular trust. No further funding is required by the Bank, with the exception that upon a change in control of the Bank, the plan provides for full supplemental benefits which would have occurred at age 65.

Future expected deferred compensation expense for the funding of officers' deferred compensation are as follows:

2007	197,000
2008	197,000
2009	197,000
2010	197,000
2011	197,000
2013 and thereafter	965,000
	$ 1,950,000

At June 30, 2007 and 2006, the Bank had accrued directors' supplemental retirement expense of $1,172,000 and $1,060,000, respectively. Officers and directors supplemental retirement expense totaled $426,000, $297,000 and $409,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

Supplemental Executive Retirement Plan

Effective upon the consummation of the reorganization in March 2006 (NOTE 2), a Supplemental Executive Retirement Plan (SERP) was established to provide participating executives (as determined by the Company's Board of Directors) with benefits that cannot be provided under the 401(k) Profit Sharing Plan or ESOP as a result of limitations imposed by the Internal Revenue Code. The SERP will also provide benefits to eligible employees if they retire or are terminated following a change in control before the complete allocation of shares under the ESOP. SERP expense totaled $9,000 for the year ended June 30, 2007. The Company incurred no expense for the year ended June 30, 2006.

Employee Severance Compensation Plan

Effective upon the consummation of the reorganization in March 2006 (NOTE 2), a Employee Severance Compensation Plan (Severance Plan) was established to provide eligible employees with severance benefits if a change in control of the Bank occurs causing involuntary termination of employment in a comparable position. Employees are eligible upon the completion of one year of service. Under the Severance Plan, eligible employees will be entitled to severance benefits ranging from one month of compensation, as defined in the plan, up to 199% of compensation. Such benefits are payable within five business days from termination of employment.

NOTE 12 – STOCK-BASED COMPENSATION

In November 2006, the Company adopted the United Community Bancorp 2006 Equity Incentive Plan (Equity Incentive Plan) for the issuance of restricted stock, incentive stock options and non-statutory stock options to employees, officers and directors of the Company. The aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the Equity Incentive Plan is 580,630. Of the total shares available, 414,736 may be issued in connection with the exercise of stock options and 165,894 may be issued as restricted stock. The maximum number of shares of common stock that may be covered by options granted under the Equity Incentive Plan to any one person during any one calendar year is 103,684.

In December 2006, the Board of Directors of the Company authorized the funding of a trust that purchased 165,894 shares of the Company's outstanding common stock to be used to fund restricted stock awards under the Equity Incentive Plan.

In December 2006, the Company granted restricted stock awards for a total of 149,297 shares of common stock, incentive stock option awards for a total of 219,446 shares of common stock and non-statutory stock option awards for a total of 153,815 shares of common stock. These awards vest at 20% annually from January 2008 through January 2012. As of June 30, 2007, all granted awards remained outstanding and unvested. Total recognized compensation expense for the year ended June 30, 2007 was $596,000. The unvested expense as of June 30, 2007, that will be recorded as expense in future periods, is $2,011,000, which is net of the effect of estimated forfeitures. The weighted average time over which this expense will be recorded is 54 months. This expense has been calculated for stock options using the following assumptions: expected volatility of 11.49%, risk-free interest rate of 4.6%, expected term of ten years and expected dividend yield of 2.3%.

Information related to stock options for the year ended June 30, 2007 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2006	-	$ -		
Granted	373,261	11.53		
Forfeited	-	-		
Exercised	-	-		
Outstanding at June 30, 2007	373,261	11.53	9.5 years	$392,000
Fair value of options granted during the year		$ 2.37		

Information related to restricted stock grants for the year ended June 30, 2007 is as follows:

	Shares	Weighted Average Remaining Contractual Term
Outstanding at June 30, 2006	-	
Granted	149,297	
Forfeited	-	
Exercised	-	
Outstanding at June 30, 2007	149,297	4.5 years
Fair value of restricted stock grants during the year		$ 11.53

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure of cash flow information is as follows:

	For the years ended June 30		
	2007	2006	2005
		(In thousands)	
Cash paid during the year for:			
Income taxes	$ 1,512	1,524	851
Interest	$10,616	7,722	4,706

Supplemental disclosure of non-cash investing and financing activities is as follows:

Unrealized gains (losses) on securities designated as available for sale, net of taxes	$(118)	(1,055)	107
Transfers of loans to other real estate owned	$ 331	375	-

NOTE 14 – COMMITMENTS

Leases

The Bank is party to various operating leases for property and equipment. Lease expense for the years ended June 30, 2007, 2006 and 2005 was $40,000, $109,000, and $26,000, respectively.

Future minimum lease payments under these lease agreements are as follows as of June 30, 2007:

2008	$30,000
2009	9,000
	$39,000

The Bank entered into lease agreements with various tenants who lease space from the Bank in certain locations where the Bank has a branch office. Revenue from these leases for the years ended June 30, 2007, 2006 and 2005 was $143,000, $107,000, and $53,000, respectively.

Future minimum lease payments under these lease agreements are as follows as of June 30, 2007:

2008	$122,000
2009	57,000
2010	57,000
2011	24,000
	$260,000

Loans

In the ordinary course of business, the Bank has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amounts recognized in the balance sheet.

The Bank uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Bank generally requires collateral when it makes loan commitments, which generally consists of the right to receive first mortgages on improved or unimproved real estate when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At June 30, 2007, the Bank's total commitment to extend credit at variable rates was approximately $18,780,000. The amount of fixed rate commitments was approximately $1,770,000 at June 30, 2007. The fixed rate loan commitments at June 30, 2007 have interest rates ranging from 5.88% to 6.50%. In addition, the Bank had approximately $3,277,000 of letters of credit outstanding at June 30, 2007.

NOTE 15 – RELATED PARTY TRANSACTIONS

Loans to executive officers, directors and their affiliated companies, totaled $3,216,000 and $3,490,000 at June 30, 2007 and 2006, respectively. All loans were current at June 30, 2007 and 2006, respectively. Loans to employees totaled $7,397,000 and $6,049,000 at June 30, 2007 and 2006, respectively.

The activity in loans to related parties for the years ended June 30, 2007 and 2006 is as follows:

	June 30,	
	2007	2006
	(In thousands)	
Beginning balance	$ 9,539	8,485
New loans	2,149	2,245
Payments on loans	(1,074)	(1,191)
Ending balance	$10,614	9,539

Deposits from officers and directors totaled $2,792,000 and $3,595,000 at June 30, 2007 and 2006, respectively. Employee deposits totaled $1,428,000 and $1,350,000 at June 30, 2007 and 2006, respectively.

NOTE 16 – REGULATORY CAPITAL

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulation involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action that, if undertaken, could have a direct material effect on the consolidated financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept broker deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At April 2, 2007, the most recent regulatory notifications categorized the Bank as well capitalized. There are no conditions or events since that notification that management believes have changed the institution's category. Management believes that, under current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. Actual and required capital amounts and ratios are presented below:

The following tables summarize the Bank's capital amounts and the ratios required:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2007						
Tier 1 capital to risk-weighted assets	$50,945	21.24%	9,594	4.0%	14,391	6.0 %
Total capital to risk-weighted assets	50,564	20.27%	19,956	8.0%	24,945	10.0%
Tier 1 capital to adjusted total assets	50,945	13.42%	15,185	4.0%	18,981	5.0%
Tangible capital to adjusted total assets	50,945	13.42%	5,694	1.5%	-	-
June 30, 2006						
Tier 1 capital to risk-weighted assets	$45,293	19.66%	9,216	4.0%	13,824	6.0%
Total capital to risk-weighted assets	47,431	20.59%	18,432	8.0%	23,040	10.0%
Tier 1 capital to adjusted total assets	45,293	13.23%	14,265	4.0%	17,831	5.0%
Tangible capital to adjusted total assets	45,293	13.23%	5,349	1.5%	-	-

NOTE 17 – FEDERAL INCOME TAXES

The components of the provision for income taxes are summarized as follows:

	2007	2006	2005
		(In thousands)	
Current tax expense:			
Federal	$1,464	976	860
State	325	251	207
	1,789	1,227	1,067
Deferred tax benefit:			
Federal	(253)	(551)	(365)
State	(51)	(101)	(60)
	(304)	(652)	(425)
	$1,485	575	642

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30, 2007 and 2006 are as follows:

	June 30, 2007	June 30, 2006
	(In thousands)	
Deferred tax assets arising from:		
Loan loss reserve	$1,058	811
Vacation and bonus accrual	210	216
Supplemental retirement	375	334
Stock-based compensation	189	-
Contribution to UCB Charitable Foundation	367	529
Unrealized loss on securities available for sale	268	186
State depreciation	80	98
Post-retirement health care benefits	56	56
Total deferred tax assets	2,603	2,230
Deferred tax liabilities arising from:		
Mortgage servicing rights	(91)	(97)
Depreciation	(133)	(142)
Other	(30)	(27)
Total deferred tax liabilities	(254)	(266)
Net deferred tax asset	$2,349	1,964

During the year ended June 30, 2006, the Company contributed $1,858,000 to fund the UCB Charitable Foundation (NOTE 2). The deduction for federal income tax purposes is limited to ten percent of federal taxable income. The non-deductible portion, which approximates $1,100,000 at June 30, 2007, is available for future deduction through the year ended June 30, 2011. The Company has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable based on the level of anticipated future taxable income. Net deferred tax liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

In 2005, the Bank qualified for the federal rehabilitation tax credit for its improvements to a historical building located in Southeastern Indiana. The credit of approximately $231,000 reduced federal income tax expense for the year ended June 30, 2005.

The rate reconciliation for years ended June 30, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
		(In thousands)	
Federal income taxes at statutory rate	$1,394	548	914
State taxes, net of federal benefit	214	100	97
Increase (decrease) in taxes resulting primarily from:			
Non-taxable income on Bank-owned life insurance	(77)	(77)	(75)
Non-deductible stock-based compensation	51	-	-
Historical rehabilitation credit	-	-	(231)
Other	(97)	4	(63)
	$1,485	575	642

A bill repealing the thrift bad debt reserve was signed into law and is effective for taxable years beginning after December 31, 1995. All savings banks and thrifts were required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are now required to maintain a moving average expense based reserve and are no longer able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 are automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated.

As a result of the tax law change, the Bank is expected to ultimately recapture $748,478 of tax reserves accumulated after 1987, resulting in additional tax payments of $255,000. The recapture of these reserves will not result in any significant income statement effect to the Bank. Pre-1988 tax reserves will not have to be recaptured unless the Bank or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

NOTE 18 – PARENT ONLY FINANCIAL STATEMENTS

The following condensed financial statements summarize the financial position of United Community Bancorp (parent company only) as of June 30, 2007 and 2006, and the results of its operations and cash flows for the fiscal years ended June 30, 2007, 2006 and 2005 (all amounts in thousands):

UNITED COMMUNITY BANCORP
STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$10,440	$ 6,320
Securities available for sale – at estimated market value	80	7,056
Accrued interest receivable	148	137
Deferred income taxes	365	536
Prepaid expenses and other assets	3,087	84
Investment in United Community Bank	50,565	48,352
	$64,685	$62,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
Intercompany payable	$ 2,224	-
Stockholders' equity	62,461	62,485
	$64,685	$62,485

UNITED COMMUNITY BANCORP
STATEMENTS OF OPERATIONS
June 30, 2007, 2006 and 2005

	2007	2006	2005
Interest income:			
ESOP loan	$ 253	$ 63	-
Securities	394	80	-
Other income:			
Equity in earnings of United Community Bank	2,344	676	-
Net revenue	2,991	819	
Operating expenses:			
Charitable contributions	-	1,857	-
Other operating expenses	401	101	-
Net operating expenses	401	1,958	
Income (loss) before income taxes	2,590	(1,139)	
Income tax expense (benefit)	96	(615)	-
Net income (loss)	$ 2,494	$ (524)	-

UNITED COMMUNITY BANCORP
STATEMENTS OF CASH FLOWS
June 30, 2007, 2006 and 2005

	2007	2006	2005
Operating activities:			
Net earnings (loss)	$ 2,494	$ (524)	-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of discounts on investments	-	(10)	-
Equity in earnings of United Community Bank	(2,344)	(676)	-
Amortization and expense of stock-based compensation plans	873	-	-
Deferred income taxes	163	(529)	-
Effects of change in assets and liabilities	(788)	(221)	-
	398	(1,960)	-
Investing activities:			
Proceeds from investment securities	7,075	1,000	-
Purchases of securities	(80)	(8,063)	-
	6,995	(7,063)	-
Financing activities:			
Net proceeds from stock issuance	-	33,133	-
Capitalization of mutual holding company	-	(100)	-
Capital contribution in Bank	-	(17,423)	-
Purchase of treasury stock	(2,239)	-	-
Dividends paid to stockholders	(1,034)	(267)	-
	(3,273)	15,343	-
Net increase in cash and cash equivalents	4,120	6,320	-
Cash and cash equivalents at beginning of year	$ 6,320	-	-
Cash and cash equivalents at end of year	$10,440	$ 6,320	-

NOTE 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables present quarterly financial information for the Company for 2007 and 2006:

	For the year ended June 30, (In thousands)			
	Fourth quarter	Third quarter	Second quarter	First quarter
Interest income	$5,965	5,429	5,202	5,091
Interest expense	3,046	2,737	2,568	2,225
Net interest income	2,919	2,692	2,634	2,866
Provision for loan losses	95	95	495	45
Net interest income after provision for loan losses	2,824	2,597	2,139	2,821
Other income	493	1,001	987	367
Other expense	2,498	2,318	2,259	2,175
Income before income taxes	819	1,280	867	1,013
Provision for income taxes	260	567	307	351
Net income	$ 559	713	560	662

	For the year ended June 30, 2006 (In thousands)			
	Fourth quarter	Third quarter	Second quarter	First quarter
Interest income	$ 4,963	4,546	4,239	4,130
Interest expense	2,065	1,940	1,938	1,819
Net interest income	2,898	2,606	2,301	2,311
Provision for loan losses	30	30	30	30
Net interest income after provision for loan losses	2,868	2,576	2,271	2,281
Other income	345	117	367	360
Other expense	2,182	3,838	1,795	1,757
Income (loss) before income taxes	1,031	(1,145)	843	884
Provision for income taxes	330	(381)	303	323
Net income (loss)	$ 701	(764)	540	561

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC"): (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

The information contained under the section captioned *"Proposal I -- Election of Directors"* in the Company's definitive proxy statement for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

The information contained under the sections captioned *"Proposal I -- Election of Director* in the Proxy Statement is incorporated herein by reference. The following executive officers are not directors;

Vicki A. March has served as Chief Financial Officer, Treasurer and Senior Vice President, Finance, since 1999 and for United Community Bancorp since its inception in March 2006. Ms. March previously served as Treasurer from 1980 to 1999. Age 52.

James W. Kittle has served as Senior Vice President, Lending since 1980. Mr. Kittle's cousins, Eugene B. Seitz, II and George M. Seitz, serve on the Board of Directors. Age 49.

William T. Bird has served as Senior Vice President, Investments, Asset Liability Management since 1997 and Commercial Lending from 2004 until 2006. Previously Mr. Bird served as Chief Financial Officer and Treasurer of Lenox Bancorp, Inc. from 1994 to 1996, and as an asset liability and business planning manager of Sendero Corporation from 1992 to 1994. Age 44.

W. Michael McLaughlin has served as Senior Vice President, Operations since 1983. Mr. McLaughlin is the brother of E.G. McLaughlin, Executive Vice President of United Community Bank. Age 48.

Compliance with Section 16(a) of the Exchange Act

The information contained under the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's officers, directors and employees. For information concerning the Company's code of ethics, the information contained under the section captioned *"Corporate Governance–Code of Ethics and Business Conduct"* in the Proxy Statement is incorporated by reference. A copy of the code of ethics is available, without charge, upon written request to c/o Corporate Secretary, 92 Walnut Street, Lawrenceburg, Indiana 47025.

Corporate Governance

For information regarding the audit committee and its composition and the audit committee financial expert, the sections captioned *"Meetings of and Committees of the Board of Directors – Audit Committee"* in the Proxy Statement are incorporated herein by reference.

Item 11. Executive Compensation

Executive Compensation

The information required by this item is incorporated herein by reference to the sections titled *"Compensation Discussion and Analysis"*, *"Executive Compensation"* and *"Directors Compensation"* in the Proxy Statement.

Corporate Governance

The information required by this item is incorporated herein by reference to the sections titled *"Meetings of and Committees of the Board of Directors – Compensation Committee"* and *"Compensation Committee Report on Executive Compensation"* in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) **Security Ownership of Certain Beneficial Owners**

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) **Security Ownership of Management**

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) **Changes in Control**

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

(d) Equity Compensation Plans

The Company has adopted the 2006 Equity Incentive Plan, pursuant to which equity may be awarded to participants. The plan has been approved by stockholders.

The following table sets forth certain information with respect to the Company's equity compensation plan as of June 30, 2007.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plan approved by security holders	522,558	$8.24 (1)	58,072
Equity compensation plans not approved by security holders	—	—	—
Total (2)	522,558	$8.24 (1)	58,072

(1) The weighted-average exercise price of outstanding stock options is $11.53. Restricted stock grants do not have an exercise price and are subject to vesting provisions only.

(2) The 2006 Equity Incentive Plan provides for a proportionate adjustment to the number of shares reserved thereunder in the event of a stock split, stock dividend, reclassification or similar event.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section titled *"Transactions with Related Persons"* in the Proxy Statement.

Director Independence

The information related to director independence required by this item is incorporated herein by reference to the section titled *"Proposed 1 – Election of Directors"* in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the section captioned *"Proposal 2 – Ratification of Independent Registered Public Accountants"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

List of Documents Filed as Part of This Report

(1) *Financial Statements.* The following consolidated financial statements are filed under Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition as of June 30, 2007 and 2006
Consolidated Statements of Income for the Years Ended June 30, 2007, 2006 and 2005

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended June 30, 2007, 2006 and 2005
Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the Years Ended June 30, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules.* All schedules for which provision is made in the applicable accounting regulations are either not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) *Exhibits.* The following is a list of exhibits as part of this Annual Report on Form 10-K and is also the Exhibit Index.

No.	Description
3.1	Charter of United Community Bancorp (1)
3.2	Amended and Restated Bylaws of United Community Bancorp (2)
4.1	Specimen Stock Certificate of United Community Bancorp (1)
10.1	United Community Bank Employee Stock Ownership Plan and Trust Agreement*(1)
10.2	Form of ESOP Loan Documents*(1)
10.3	United Community Bank 401(k) Profit Sharing Plan and Trust and Adoption Agreement*(1)
10.4	United Community Bank Employee Severance Compensation Plan*(1)
10.5	United Community Bank Supplemental Executive Retirement Plan*(1)
10.6	Employment Agreement between United Community Bancorp and William F. Ritzmann*(1)
10.7	Employment Agreement between United Community Bancorp and Elmer G. McLaughlin*(1)
10.8	Employment Agreement between United Community Bancorp and Vicki A. March*(1)
10.9	Employment Agreement between United Community Bank and William F. Ritzmann, as amended*(1)
10.10	Employment Agreement between United Community Bank and Elmer G. McLaughlin, as amended*(1)
10.11	Employment Agreement between United Community Bank and James W. Kittle, as amended*(1)
10.12	Employment Agreement between United Community Bank and W. Michael McLaughlin, as amended. *(3)
10.13	United Community Bank Directors Retirement Plan*(1)
10.14	Executive Supplemental Retirement Income Agreements between United Community Bank and William F. Ritzmann, Elmer G. McLaughlin and James W. Kittle and Grantor Trust Agreements thereto*(1)
10.15	Rabbi Trust related to Directors Retirement Plan and Executive Supplemental Retirement Income Agreements*(1)
21	Subsidiaries
23	Consent of Clark, Schaefer, Hackett & Co.
31.1	Rule 13(a)-14(a) Certification of Chief Executive Officer
31.2	Rule 13(a)-14(a) Certification of Chief Financial Officer
32	Certifications Pursuant to 18 U.S.C. Section 1350

* Management contract or compensation plan or arrangement.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended, as initially filed with the SEC on December 14, 2005 (File No. 333-130302).
(2) Incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on July 2, 2007 (File No. 0-51800).
(3) Incorporated herein by reference to the Company's Annual Report on Form 10-K filed with the SEC on September 28, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED COMMUNITY BANCORP

Date: September 26, 2007

By: /s/ William F. Ritzmann
William F. Ritzmann
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

By: /s/ William F. Ritzmann William F. Ritzmann President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2007
By: /s/ Vicki A. March Vicki A. March Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 26, 2007
By: /s/ Ralph B. Sprecher Ralph B. Sprecher Chairman of the Board	September 26, 2007
By: /s/ Robert J. Ewbank Robert J. Ewbank Director	September 26, 2007
By: /s/ Jerry W. Hacker Jerry W. Hacker Director	September 26, 2007
By: /s/ Elmer G. McLaughlin Elmer G. McLaughlin Chief Operating Officer and Director	September 26, 2007
By: /s/ Anthony C. Meyer Anthony C. Meyer Director	September 26, 2007
By: /s/ George M. Seitz George M. Seitz Director	September 26, 2007
By: /s/ Eugene B. Seitz Eugene B. Seitz Director	September 26, 2007
By: /s/ Richard C. Strzynski Richard C. Strzynski Director	September 26, 2007

EXHIBIT 31.1

Certification

I, William F. Ritzmann, certify that:

1. I have reviewed this Annual Report on Form 10-K of United Community Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 26, 2007

/s/ William F. Ritzmann
William F. Ritzmann
President and Chief Executive Officer

EXHIBIT 31.2

Certification

I, Vicki A. March, certify that:

1. I have reviewed this Annual Report on Form 10-K of United Community Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 26, 2007

/s/ Vicki A. March
Vicki A. March
Senior Vice President, Chief Financial Officer
and Treasurer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

The undersigned executive officers of United Community Bancorp (the "Registrant") hereby certify that this Annual Report on Form 10-K for the year ended June 30, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

By: /s/ William F. Ritzmann
Name: William F. Ritzmann
Title: President and Chief Executive Officer

By: /s/ Vicki A. March
Name: Vicki A. March
Title: Senior Vice President, Chief Financial Officer and Treasurer

Date: September 26, 2007

Corporate Information

Directors of United Community Bancorp, United Community MHC and United Community Bank

Robert J. Ewbank
Partner in the law firm of Ewbank, Kramer & Dornette LLP

Jerry W. Hacker
Retired Business Owner

Elmer G. McLaughlin
Executive Vice President, Chief Operating Officer and Corporate Secretary of United Community Bancorp, United Community MHC and United Community Bank

Anthony C. Meyer
Senior Judge for the State of Indiana

William F. Ritzmann
President and Chief Executive Officer of United Community Bancorp, United Community MHC and United Community Bank

Eugene B. Seitz, II
Officer and Co-Owner of Seitz Insurance Agency, Inc.

G. Michael Seitz
Officer and Co-Owner of Seitz Insurance Agency, Inc.

Ralph B. Sprecher
Chairman of the Board of United Community Bancorp, United Community MHC and United Community Bank and retired Vice President of Midwest Operations for Joseph E. Seagram Co.

Richard C. Strzynski, CPA
Self-employed Certified Public Accountant

Directors Emeritus

William S. Gehring
Retired Postmaster, Lawrenceburg, Indiana

Henry G. Nanz
Retired Partner in SPARC Realty, a real estate development company

Frank E. Weismiller, Jr.
Retired Chairman of Dearborn Gravel Company, Inc.

Executive Officers of United Community Bancorp and United Community MHC

William F. Ritzmann
President and Chief Executive Officer

Elmer G. McLaughlin
Executive Vice President, Chief Operating Officer and Corporate Secretary

Vicki A. March, CPA
Senior Vice President, Chief Financial Officer and Treasurer

Executive Officers of United Community Bank

William F. Ritzmann
President and Chief Executive Officer

Elmer G. McLaughlin
Executive Vice President, Chief Operating Officer and Corporate Secretary

Vicki A. March, CPA
Senior Vice President, Chief Financial Officer and Treasurer

James W. Kittle
Senior Vice President, Lending

William T. Bird
Senior Vice President, Investments, Asset Liability Management

W. Michael McLaughlin
Senior Vice President, Operations

Corporate Office
92 Walnut Street
Lawrenceburg, Indiana 47025

Stock Listing
Nasdaq Global Market, under the trading symbol "UCBA"

Transfer Agent and Registrar
Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606

Securities Counsel
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Independent Auditors
Clark, Schaefer, Hackett & Co.
105 Fourth Street, Suite 1500
Cincinnati, Ohio 45202

Annual Meeting
The annual meeting of stockholders will be held on Thursday, November 15, 2006 at 9:30 a.m. at the:
Dearborn Adult Center
311 W. Tate Street
Lawrenceburg, Indiana 47025

END